UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

NORTEL INVERSORA S.A.

Item
1.	Unaudited Condensed Consolidated Financial Statements as of June 30, 2014

NORTEL INVERSORA S.A

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

NORTEL INVERSORA S.A

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2014 AND 2013

NORTEL INVERSORA S.A

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of June 30, 2014 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	The Company and the Telecom Group’s activities for the six-month periods ended June 30, 2014 (“1H14”) and 2013 (“1H13”)

Total revenues and other income for 1H14 amounted to $15,615 (+22.7% vs. 1H13), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – amounted to $13,007 (+21.9% vs. 1H13), operating income before depreciation and amortization amounted to $4,109 – (+13.6% vs. 1H13) representing 26.4% of consolidated revenues and -210 bp vs. 1H13, operating income amounted to $2,608 (+27.0% vs. 1H13) and net income amounted to $1,831 (+24.7% vs. 1H13). Net income attributable to Nortel amounted to $999 in 1H14 (+26.6% vs. 1H13).

			Variation
	1H14	1H13	$	%
Revenues	15,585	12,713	2,872	22.6
Other income	30	13	17	130.8
Operating costs without depreciation and amortization	(11,506)	(9,109)	(2,397)	26.3

Operating income before depreciation and amortization	4,109	3,617	492	13.6
Depreciation and amortization	(1,511)	(1,399)	(112)	8.0
Gain on disposal of PP&E and impairment of PP&E	10	(165)	175	n/a

Operating income	2,608	2,053	555	27.0
Financial results, net	162	214	(52)	(24.3)

Income before income tax expense	2,770	2,267	503	22.2
Income tax expense	(939)	(799)	(140)	17.5

Net income	1,831	1,468	363	24.7

Attributable to:
Nortel (Controlling Company)	999	789	210	26.6
Non-controlling interest	832	679	153	22.5

	1,831	1,468	363	24.7

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	95.67	75.56
Class “B” Preferred Shares	332.57	262.66

•	Total revenues and other income

During 1H14 consolidated total revenues increased 22,6% (+$2,872 vs. 1H13) amounting to $15,585 mainly fueled by the Broadband, data transmission and mobile businesses, while consolidated other income increased 130.8% (+$17 vs. 1H13), mainly due to penalties imposed to suppliers in the Fixed Services segment and income from prescribing obligations from Personal.

			Variation
	1H14	1H13	$	%
Services
Voice – Retail	1,386	1,297	89	6.9
Voice – Wholesale	453	376	77	20.5
Internet	1,503	1,191	312	26.2
Data	683	441	242	54.9

Subtotal Fixed Services	4,025	3,305	720	21.8

Voice – Retail	2,595	2,338	257	11.0
Voice – Wholesale	976	966	10	1.0
Internet	1,425	915	510	55.7
Data	3,677	3,364	313	9.3

Subtotal Personal Mobile Services	8,673	7,583	1,090	14.4

Voice – Retail	280	177	103	58.2
Voice – Wholesale	54	65	(11)	(16.9)
Internet	207	124	83	66.9
Data	164	157	7	4.5

Subtotal Núcleo Mobile Services	705	523	182	34.8

Total services revenues	13,403	11,411	1,992	17.5

Equipment
Fixed Services	31	30	1	3.3
Personal Mobile Services	2,115	1,235	880	71.3
Núcleo Mobile Services	36	37	(1)	(2.7)

Total equipment revenues	2,182	1,302	880	67.6

Total revenues	15,585	12,713	2,872	22.6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

I

NORTEL INVERSORA S.A

Services revenues amounted to $13,403 (+17.5% vs. 1H13) and represented 86.0% of consolidated revenues (vs. 89.8% in 1H13). Equipment revenues increased 67.6%, amounting to $2,182 and represented 14.0% of consolidated revenues (vs. 10.2% in 1H13).

Fixed Services

During 1H14, services revenues generated by this segment amounted to $4,025, +$720 or 21.8% vs. 1H13, where Internet revenues have grown the most (+$312 or 26.2% vs. 1H13), followed by data transmission services (+$242 or 54.9% vs. 1H13) and voice retail services (+$89 or 6.9% vs. 1H13).

➢	Voice

Voice retail revenues amounted to $1,386 in 1H14 (+6.9% vs. 1H13). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 29% of the segment services revenues in 1H14 (vs. 33% in 1H13).

Monthly Charges and Supplementary Services increased $44 or 8.0% vs. 1H13, to $592, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $740, (+$63 or 9.3% vs. 1H13), mainly due to the increase of domestic plans and long national distance plans. According to this, DLD revenues increased 5.0% vs. 1H13 and revenues from local measured service increased 4.3% vs. 1H13. The Average Monthly Revenue per User (“ARBU”) amounted to $55.7 pesos per month in 1H14 vs. $51.2 pesos per month amounted in 1H13, representing an increase of 8.8%. The remaining retail voice revenues amounted to $54 in 1H14 (-25.0% vs. 1H13). The decrease was mainly due to a decrease in consumption and customers of public telecommunication services and a decrease in rehabilitation and one-time charges.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $49) amounted to $453 in 1H14 (+20.5% vs. 1H13). Interconnection fixed and mobile revenues amounted to $302 (+15.7% vs. 1H13 as a result of the general increase in prices and, to a lower extent, by a slight increase in traffic with mobile operators). The other wholesale revenues amounted to $151 in 1H14 (+31.3% vs. 1H13), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

➢	Internet

Internet revenues amounted to $1,503 (+$312 or 26.2% vs. 1H13) mainly due to the expansion of the Broadband service (+5.6% of customers vs. 1H13) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $143 pesos per month in 1H14 vs. $119.3 pesos per month in 1H13 (+19.9% vs. 1H13). As of June 30, 2014, Telecom Argentina reached approximately 1,726,000 ADSL customers. These connections represent approximately 42.1% of Telecom Argentina’s fixed lines in service (vs. 39.7% in 1H13). The churn rate per month amounted to 1.3% in 1H14 (vs. 1.5% in 1H13).

Internet revenues represent 9.6% of consolidated revenues (similar to 1H13) and 37.3% of Fixed Services segment revenues (vs. 36.0 % in 1H13).

➢	Data

Data transmission revenues amounted to $683 (+$242 vs. 1H13), of which $2 were generated by the subsidiary Telecom USA. These revenues were generated focusing on the Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices related to the variation of the $/US$ exchange rate, the increase of IP transit services customers, VPN IP services customers (private data networks services that replaces the point to point services) and IP direct lines customers in the retail segment, to the increase in customers and higher prices related to the variation of the $/US$ exchange rate of Integra services, mainly in the Large Customer segment, to higher prices related to the variation of the $/US$ exchange rate of the VPN-IP services in the Wholesale segment and to an increase in the monthly charges and transmission Datacenter services (especially in Hosting and Housing monthly charges, and Value added services transmission).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

II

NORTEL INVERSORA S.A

Personal Mobile Services

During 1H14, total services revenues amounted to $8,673, +$1,090 or 14.4% vs. 1H13, being the principal business segment in revenues terms (64.7 % and 66.4% of services consolidated revenues in 1H14 and 1H13, respectively). Personal reached 19.8 million subscribers in Argentina (+2.4% vs. 1H13). Approximately 67.8% of the subscriber base is prepaid subscribers and 32.2% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 2.9% in 1H14 (vs. 2.8% in 1H13).

➢	Voice

Voice retail revenues amounted to $2,595 in 1H14 (+11.0% vs. 1H13). The increase was mainly due to the increase in the lines billed, mainly fueled by the increase in monthly charges prices and the increase in the subscriber base (especially prepaid and “Cuentas claras” subscribers), partially offset by a slight decrease in postpaid customers. Traffic voice sales decreased $106 or 11.0% vs. 1H13 mainly due to the decrease of the Minutes of Use (“MOU”). The MOU amounted to $94.9 pesos per month in 1H14 as compared to $110.3 pesos per month amounted in 1H13, representing a decrease of 14.0%, which was mainly generated by the prepaid segment.

Voice wholesale revenues amounted to $976 in 1H14 (+1.0% vs. 1H13). The increase was mainly due to higher TLRD traffic and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones, partially offset by a decrease in roaming revenues with other operators.

➢	Internet

Mobile Internet revenues amounted to $1.425 (+$510 or 55.7% vs. 1H13). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired Smartphone (47.2% in 1H14 vs. 32.8% in 1H13), which facilitate Internet browsing. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongles subscribers (-33.6% vs.1H13).

➢	Data

Mobile data services revenues amounted to $3,677 (+$313 or 9.3% vs. 1H13). This increase was mainly due to the constant SMS with contents sales increase as a result of several campaigns launched by Personal, which represented an inter-annual increase of $333 vs. 1H13. This increase was reflected both in prepaid and postpaid customers and is mainly due to average prices increases and, to a lesser extent, to the increase of the subscribers base. However, the main component of VAS revenues are SMS consumption, which have remained constant as compared to 1H13, although experiencing a decrease in TOU (-35.5% vs. 1H13).

As a consequence of the increase in VAS use (especially Internet browsing and SMS with contents), ARPU increased to $70.0 pesos per month in 1H14 (vs. $63.8 pesos per month in 1H13), which represents an increase of 9.7%.

VAS revenues (data and Internet) amounted to $5,102 (+19.2% vs. 1H13) and represented 58.8% of Personal Mobile Services’ services revenues (vs. 56.4% in 1H13).

Núcleo Mobile Services

This segment generated services revenues equivalent to $705 during 1H14 (+$182 or 34.8% vs. 1H13) mainly due to the appreciation of the Guaraní respect to the argentine peso (+40% inter-annual), generating a positive effect in Núcleo’s revenues conversion, and to the Internet revenues increase over the mentioned conversion effect, mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of June 30, 2014, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 79.8% and 20.2% in 1H14, respectively. The MOU amounted to $54.2 pesos per month in 1H14 as compared to $61.8 pesos per month in 1H13, representing a decrease of 12.3%, which generated a decrease in voice traffic of approximately 7.6% in Guaraníes, especially in the prepaid segment.

VAS revenues (data and Internet) amounted to $371 (+32.0 % vs. 1H13) and represented 52.6% of Núcleo Mobile Services segment services revenues (vs. 53.7% in 1H13).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

III

NORTEL INVERSORA S.A

Equipment

Revenues from equipment amounted to $2.182, +$880 or 67.6% vs. 1H13. This increase is mainly related to the Personal Mobile services segment with an increase of $880 vs. 1H13. The increase was mainly due to an increase in handset’s average sale prices (+92.1 % vs. 1H13), partially offset by lower handsets sold (-9.8% vs. 1H13). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand (those with 3G browsing aptitude), the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the decrease was mainly due to a decrease in the handsets sold, partially offset by the effect of the appreciation of the Guaraní respect to the argentine peso. The equipment sale result amounted to a gain of $289 in 1H14 vs. a gain of $14 in 1H13, net of $57 and $164 of SAC capitalization, respectively.

•	Operating costs

Consolidated operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – totaled $13,007 in 1H14, which represents an increase of $2,334 or +21.9% vs. 1H13. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in the cost of equipment and handsets, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs and the effect of the appreciation of the Guaraní (+40% inter-annual) respect to the argentine peso, affecting the operations in Paraguay.

			Variation		Variation in $ by segment
For the six-month periods ended June 30, 2014	1H14	1H13	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.	Nortel
Employee benefit expenses and severance payments	(2,539)	(1,874)	(665)	35.5	(490)	(158)	(16)	(1)
Interconnection costs and other telecommunication charges	(1,020)	(1,006)	(14)	1.4	(64)	50	—	—
Fees for services, maintenance, materials and supplies	(1,604)	(1,219)	(385)	31.6	(156)	(215)	(14)	—
Taxes and fees with the Regulatory Authority	(1,566)	(1,248)	(318)	25.5	(77)	(233)	(6)	(2)
Commissions	(1,480)	(1,242)	(238)	19.2	(26)	(192)	(20)	—
Agent commissions capitalized as SAC	362	218	144	66.1	10	131	3	—
Cost of equipment and handsets	(1,950)	(1,452)	(498)	34.3	(1)	(489)	(8)	—
Cost of equipment and handsets capitalized as SAC	57	164	(107)	(65.2)	—	(113)	6	—
Advertising	(341)	(286)	(55)	19.2	(17)	(34)	(4)	—
Cost of VAS	(406)	(301)	(105)	34.9	(2)	(92)	(11)	—
Provisions	(102)	(97)	(5)	5.2	(30)	25	—	—
Bad debt expenses	(233)	(165)	(68)	41.2	(12)	(51)	(5)	—
Other operating expenses	(684)	(601)	(83)	13.8	(28)	(41)	(14)	—

Subtotal	(11,506)	(9,109)	(2,397)	26.3	(893)	(1,412)	(89)	(3)
Depreciation of PP&E	(1,106)	(955)	(151)	15.8	(66)	(32)	(53)	—
Amortization of SAC and service connection charges	(393)	(432)	39	(9.0)	(17)	67	(11)	—
Amortization of other intangible assets	(12)	(12)	—	—	—	—	—	—
Gain on disposal of PP&E and impairment of PP&E	10	(165)	175	n/a	125	51	(1)	—

Total operating costs	(13,007)	(10,673)	(2,334)	21.9	(851)	(1,326)	(154)	(3)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $2,539 (+$665 or 35.5% vs. 1H13). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges and to increases in severance payments (+$79 or 184.6% vs. 1H13). With a total headcount of 16,554 by the end of 1H14 – 16.549 employees of the Telecom Group and 5 employees of the Company – slightly lower than 1H13, lines in service per employee reached 371 in the Fixed Services segment (slightly lower than 1H13), subscribers per employee reached 3,912 in the Personal Mobile Services segment (+6.3% vs. 1H13) and subscribers per employee reached 5,618 (+3.6% vs. 1H13) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,020 (+$14 or 1.4% vs. 1H13). The increase was mainly due to higher traffic volume in the international market, partially offset by the TLRD traffic decrease vs. 1H13.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

IV

NORTEL INVERSORA S.A

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $1,604, +$385 or 31.6% vs. 1H13. The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $1,566 (+25.5% vs. 1H13), influenced mainly by the increase in revenues of fixed and mobile services, by the increase in equipment sales in Argentina, by the increase of the IDC related to the dividends payment and by higher collections and payments to suppliers in 1H14 vs. 1H13.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $1,480 (+$238 or 19.2% vs. 1H13). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions, especially of handsets sold, partially offset by lower prepaid cards sales and lower prepaid recharges.

On the other hand, agent commissions capitalized as SAC amounted to $362, +$144 or 66.1% vs.1H13, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $1,950 (+$498 or 34.3% vs. 1H13) mainly due to an increase in the average unit cost of sales (+52.1% vs. 1H13), partially offset by a decrease in the units of handsets sold (-9.8% vs. 1H13) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $57, -$107 or -65.2% vs. 1H13. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment, especially in the “Cuentas claras” segment.

Advertising

Advertising amounted to $341 (+$55 or 19.2% vs. 1H13), mainly due to higher commercial campaigns of Personal as compared to 1H13.

Cost of VAS

Cost of VAS amounted to $406 (+$105 or 34.9% vs. 1H13). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew $333 as compared to 1H13, as a consequence of several campaigns launched by Personal. SVA costs represented approximately 5.6% and 4.9% of the SVA sales in 1H14 and 1H13, respectively.

Provisions

Provisions amounted to $102, +$5 or 5.2% vs. 1H13. The increase was mainly due to higher regulatory and municipal claims (+$20 vs. 1H13), partially offset by lower labor claims ($6 vs. 1H13) and lower civil and commercial claims ($9 vs. 1H13).

Bad debt expenses

Bad debt expenses amounted to $233 (+$68 or 41.2% vs. 1H13), representing approximately 1.5% and 1.3% of the consolidated revenues in 1H14 and 1H13, respectively. The major increase is observed in the Personal Mobile Services segment by $51 as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales financed by Personal. These charges have also increased in Telecom Argentina by $10 in the Government and Corporate segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

V

NORTEL INVERSORA S.A

Other operating costs

Other operating costs amounted to $684 (+$75 or 12.3% vs. 1H13). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$56 or 27.1% vs. 1H13), among others, in the operations in Argentina; and the increase of rent prices (+$38 or 25% vs. 1H13), as a result of new agreements and the renegotiation of some of the existing ones.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $4,109 (+$492 or 13.6% vs. 1H13), representing 26.4% of consolidated revenues in 1H14 vs. 28.5% in 1H13. This growth was mainly fueled by the Personal Mobile Services segment (+$418 or 17.0% vs. 1H13).

Operating income before depreciation and amortization generated by equipment and handset sales amounted to $289 in 1H14 vs. $14 in 1H13 (+$275 or 1,964% vs. 1H13), while operating income before depreciation and amortization generated by services sales amounted to $3,820 in 1H14 vs. $3,603 in 1H13 (+$217 or 6.0% vs. 1H13).

Depreciation and amortization

Depreciation and amortization amounted to $1,511 (+$112 or +8.0% vs. 1H13). The increase in PP&E depreciation amounted to $151 partially offset by a decrease in amortization of SAC and service connection costs of $39 due to lower levels of capitalization of subsidies from the sale of mobile handsets and the extension of the contractual terms for mobile customers from 18 to 24 months. The increase in depreciation and amortization corresponds 74.1% to the Fixed Services segment and 25.9% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to $10, +$3 vs. $7 amounted in 1H13, and was mainly related to the Fixed Services segment. Impairment of PP&E amounted to $172 in 1H13 and was mainly related to the discontinuation of a commercial system of Personal (amounting to $50) and to the write-down of some projects of Telecom Argentina that presented uncertainty regarding their development and future associated cash flows (amounting to $122).

•	Operating income

Operating income amounted to $2,608 in 1H14 (+$555 or +27.0% vs. 1H13). The margin over consolidated revenues represented 16.7% in 1H14 (vs. 16.1% in 1H13). Personal Mobile Services segment shows the higher increase (+31.2% vs. 1H13).

If the impairment of PP&E recorded in 1H13 was excluded, the operating income increase would have been 17.6% vs. 1H13.

•	Financial results, net

Financial results, net resulted in a net gain of $162, representing a decrease of $52 vs. 1H13. The decrease was mainly due to higher foreign currency exchange losses (+$159 vs. 1H13) higher interests on provisions (+$27 vs. 1H13) and higher losses on NDF (+$6 vs. 1H13), partially offset by higher financial interest on time deposits and other investments (+$76 vs. 1H13), higher gains on mutual funds (+$57 vs. 1H13) and higher interests on receivables (+$24 vs. 1H13).

•	Net income

Nortel reached a net income of $1,831 in 1H14, +$363 or +24.7% when compared to 1H13. Net income attributable to Nortel amounted to $999 in 1H14, +$210 or +26.6% as compared to 1H13.

•	Net financial assets

As of June 30, 2014, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $3,861, showing a decrease of $1,225 as compared to June 30, 2013 (amounting to $5,086). This decrease was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX payments and higher equipment and handsets acquisitions affected by the devaluation of the argentine peso vs. the US dollar, cash dividends paid to its shareholders’ for a total amount of $1,538 (including tax withholding on cash dividends) and subsidiary treasury shares acquisitions of $378 during 2H13. The Fixed Services segment has a financial asset of $1,650, the Personal Mobile Services segment has a financial asset of $2,411 and Nortel has a financial asset of $54, while the Núcleo Mobile Services segment has a net financial debt of $254.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

VI

NORTEL INVERSORA S.A

•	Capital expenditures (CAPEX)

CAPEX composition for 1H14 and 1H13 is as follows:

	In millions of $		% of participation		Variation
	1H14	1H13	1H14	1H13	$	%
Fixed Services	899	671	40%	43%	228	34.0
Personal Mobile Services	1,241	765	55%	49%	476	62.2
Núcleo Mobile Services	125	118	5%	8%	7	5.9

Total CAPEX	2,265	1,554	100%	100%	711	45.8

PP&E CAPEX amounted to $1,806 and intangible assets CAPEX amounted to $459 in 1H14, while in 1H13 amounted to $1,137 and $417, respectively.

In relative terms, CAPEX represented 14.5% of consolidated revenues in 1H14 (12.2% in 1H13), and were intended mainly for the external wiring and network access equipment, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1H14 and 1H13 are as follows:

	In millions of $		% of participation		Variation
	1H14	1H13	1H14	1H13	$	%
Fixed Services	1,131	789	45%	46%	342	43.3
Personal Mobile Services	1,229	768	49%	45%	461	60.0
Núcleo Mobile Services	134	149	6%	9%	(15)	(10.1)

Total additions	2,494	1,706	100%	100%	788	46.2

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers and also improve our services protection quality.

3.	The Company and the Telecom Group’s activities for the three-month periods ended June 30, 2014 (“2Q14”) and 2013 (“2Q13”)

Nortel’s net income amounted to $926 in 2Q14, +$268 or 40.7% vs. 2Q13. Net income attributable to Nortel amounted to $506 in 2Q14 (+$153 or 43.3% vs. 2Q13).

Total revenues and other income increased 22.3% vs. 2Q13 and operating income before depreciation and amortization amounted to $2,001 (+$180 or 9.9% vs. 2Q13), representing 24.6% of the consolidated revenues (vs. 27.4% in 2Q13). Operating income amounted to $1,235 (+$294 or 31.2% vs. 2Q13). Financial results, net amounted to $190 (+$111 or 140.5% vs. 2Q13), while income tax amounted to $499 (+$137 or 37.8% vs. 2Q13).

			Variation
	2Q14	2Q13	$	%
Revenues	8,119	6,649	1,470	22.1
Other income	20	4	16	400.0
Operating costs without depreciation and amortization	(6,138)	(4,832)	(1,306)	27.0

Operating income before depreciation and amortization	2,001	1,821	180	9.9
Depreciation and amortization	(772)	(708)	(64)	9.0
Gain on disposal of PP&E and impairment of PP&E	6	(172)	178	n/a

Operating income	1,235	941	294	31.2
Financial results, net	190	79	111	140.5

Income before income tax expense	1,425	1,020	405	39.7
Income tax expense	(499)	(362)	(137)	37.8

Net income	926	658	268	40.7

Attributable to:
Nortel (Controlling Company)	506	353	153	43.3
Non-controlling interest	420	305	115	37.7

	926	658	268	40.7

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	48.46	33.81
Class “B” Preferred Shares	168.45	117.51

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

VII

NORTEL INVERSORA S.A

During 2Q14 consolidated revenues increased 22.1% (+$1,470 vs. 2Q13) amounting to $8,119, mainly fueled by mobile services (including handset sales), Broadband and data transmission in the Fixed Services segment.

			Variation
Services	2Q14	2Q13	$	%
Voice – Retail	704	668	36	5.4
Voice – Wholesale	228	191	37	19.4
Internet	777	616	161	26.1
Data	364	228	136	59.6

Subtotal Fixed Services	2,073	1,703	370	21.7

Voice – Retail	1,250	1,127	123	10.9
Voice – Wholesale	488	518	(30)	(5.8)
Internet	781	503	278	55.3
Data	1,890	1,767	123	7.0

Subtotal Personal Mobile Services	4,409	3,915	494	12.6

Voice – Retail	148	90	58	64.4
Voice – Wholesale	28	43	(15)	(34.9)
Internet	107	62	45	72.6
Data	79	79	—	—

Subtotal Núcleo Mobile Services	362	274	88	32.1

Total services revenues	6,844	5,892	952	16.2

Equipment
Fixed Services	18	16	2	12.5
Personal Mobile Services	1,236	717	519	72.4
Núcleo Mobile Services	21	24	(3)	(12.5)

Total equipment revenues	1,275	757	518	68.4

Total revenues	8,119	6,649	1,470	22.1

Consolidated operating costs – including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E–amounted to $6.904 in 2Q14, which represented an increase of $1,192 or +20.9% vs. 2Q13. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Matters, the increase in the cost of equipment and handsets, the increase in taxes and fees with the Regulatory Matters, the increase of VAS costs and the effect of the appreciation of the Guaraní respect to the argentine peso, affecting the operations in Paraguay.

Consolidated operating costs included an impairment of PP&E charge of $172 in 2Q13. If these one-time charges were excluded, the increase of operating costs in 2Q14 would have reached 24.6% vs. 2Q13.

			Variation
	2Q13	2Q12	$	%
Employee benefit expenses and severance payments	(1,355)	(1,005)	(350)	34.8
Interconnection costs and other telecommunication charges	(505)	(522)	17	(3.3)
Fees for services, maintenance, materials and supplies	(847)	(661)	(186)	28.1
Taxes and fees with the Regulatory Authority	(810)	(646)	(164)	25.4
Commissions	(806)	(637)	(169)	26.5
Agent commissions capitalized as SAC	229	115	114	99.1
Cost of equipment and handsets	(1,144)	(791)	(353)	44.6
Cost of equipment and handsets capitalized as SAC	26	61	(35)	(57.4)
Advertising	(177)	(132)	(45)	34.1
Cost of VAS	(215)	(170)	(45)	26.5
Provisions	(65)	(57)	(8)	14.0
Bad debt expenses	(115)	(72)	(43)	59.7
Other operating expenses	(354)	(315)	(39)	12.4

Subtotal	(6,138)	(4,832)	(1,306)	27.0
Depreciation of PP&E	(568)	(488)	(80)	16.4
Amortization of SAC and service connection charges	(198)	(213)	15	(7.0)
Amortization of other intangible assets	(6)	(7)	1	(14.3)
Gain on disposal of PP&E and impairment of PP&E	6	(172)	178	n/a

Total operating costs	(6,904)	(5,712)	(1,192)	(20.9)

CAPEX amounted to $1,203 in 2Q14 and amounted to $813 in 2Q13 (+$390 or 48.0%).

In 2Q14 the operating income before depreciation and amortization generated by equipment and handset sales (including SAC activations) amounted to $157 (+$130 or 481% vs. 2Q13). The operating income before depreciation and amortization generated by services sales amounted to $1.844 (+$46 or 2.8% vs. 2Q13).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

VIII

NORTEL INVERSORA S.A

4.	Summary of comparative consolidated statements of financial position

	June 30,
	2014	2013	2012	2011
Current assets	8,405	8,989	5,313	3,996
Non-current assets	15,309	11,092	10,017	8,962

Total assets	23,714	20,081	15,330	12,958

Current liabilities	8,372	6,808	5,048	5,141
Non-current liabilities	2,094	1,729	1,620	1,230

Total liabilities	10,466	8,537	6,668	6,371

Equity attributable to Nortel (Controlling Company)	7,354	6,231	4,666	3,372
Equity attributable non-controlling interest	5,894	5,313	3,996	3,215

Total Equity	13,248	11,544	8,662	6,587

Total liabilities and equity	23,714	20,081	15,330	12,958

Net financial position
Financial assets	4,161	5,259	2,389	1,915
Financial debts	(300)	(173)	(133)	(189)
Net financial assets	3,861	5,086	2,256	1,726

5.	Summary of comparative consolidated income statements

	2Q14	2Q13	2Q12	2Q11	1H14	1H13	1H12	1H11
Revenues and other income	8,139	6,653	5,259	4,452	15,615	12,726	10,389	8,601
Operating costs	(6,904)	(5,712)	(4,414)	(3,487)	(13,007)	(10,673)	(8,514)	(6,683)

Operating income	1,235	941	845	965	2,608	2,053	1,875	1,918
Financial results, net	190	79	22	(44)	162	214	69	(54)

Income before income tax expense	1,425	1,020	867	921	2,770	2,267	1,944	1,864
Income tax expense	(499)	(362)	(315)	(331)	(939)	(799)	(701)	(668)

Net income	926	658	552	590	1,831	1,468	1,243	1,196
Other comprehensive income, net of tax	27	(34)	(4)	13	233	29	21	60

Total comprehensive income	953	624	544	603	2,064	1,497	1,264	1,256

Attributable to Nortel (Controlling Company)	515	341	281	303	1,084	799	655	633
Attributable to non-controlling interest	438	283	267	300	980	698	609	623

6.	Statistical data (in physical units)

❖	Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	1H14		1H13		1H12		1H11		1H10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,528	—	3,823	15	3,804	4	3,804	3	3,834	(10)
NGN lines	1,184	8	1,108	16	987	32	923	43	777	22

Installed lines (a)	4,712	8	4,931	31	4,791	36	4,727	46	4,611	12
Lines in service (b)	4,103	(5)	4,114	5	4,148	10	4,119	9	4,066	8
Customers lines (c)	4,025	(3)	4,033	6	4,064	10	4,033	9	3,975	9
Public phones installed	31	(2)	35	(1)	39	—	42	(1)	47	(2)
Lines in service per 100 inhabitants (d)	20.2	—	20.4	—	20.7	—	20.7	—	20.6	—
Lines in service per employee (e)	371	(2)	373	2	370	—	372	(5)	368	2

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	1H14		1H13		1H12		1H11		1H10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Total ADSL subscribers	1,726	12	1,634	8	1,594	28	1,457	50	1,274	42

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

IX

NORTEL INVERSORA S.A

❖	Mobile services

Personal (in thousands, except customers per employee in units)

	1H14		1H13		1H12		1H11		1H10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,303	(62)	2,437	22	2,296	70	1,988	102	1,660	47
“Cuentas claras” plans	3,853	(3)	3,644	61	3,232	56	2,887	73	2,737	30
Prepaid subscribers	13,407	(54)	12,905	142	12,714	42	12,125	284	10,727	273
Dongles (*)	213	(18)	321	(32)	481	8	392	51	210	36

Total subscribers	19,776	(137)	19,307	193	18,723	176	17,392	510	15,334	386

Lines per employee	3,912	1	3,680	38	3,651	(83)	3,789	(42)	3,907	78

Núcleo (in thousands, except customers per employee in units)

	1H14		1H13		1H12		1H11		1H10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	29	1	29	—	29	(1)	27	1	24	—
“Plan control” subscribers	308	4	278	8	238	11	207	8	170	9
Prepaid subscribers	1,904	(25)	1,906	18	1,849	20	1,664	60	1,604	—
Dongles (*)	141	(6)	162	20	119	9	76	13	26	7

Subtotal mobile	2,382	(26)	2,375	46	2,235	39	1,974	82	1,824	16
Internet subscribers – Wimax	5	—	6	—	7	—	9	—	11	—

Total subscribers	2,387	(26)	2,381	46	2,242	39	1,983	82	1,835	16

Lines per employee (**)	5,618	(142)	5,422	68	5,174	55	4,634	53	4,375	38

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

7.	Consolidated ratios

	1H14	1H13	1H12	1H11
Liquidity (1)	1.00	1.32	1.05	0.78
Solvency (2)	1.27	1.35	1.30	1.03
Locked-up capital (3)	0.65	0.55	0.65	0.69

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

8.	Outlook

In this fiscal year the evolution prospects for fixed line services will continue in line with the trend of recent years, influenced by the maturity of the market and the replacement of the fixed-service for the mobile-service. Arnet Broadband business got well-positioned to continue to capture market opportunities.

During 2014 Personal will continue to work on the mass of the mobile Internet experience, assuming the responsibility over quality of services with the continuity of the technological upgrading of the national network. The recent auction of additional spectrum launched by the Regulatory Authority is a fundamental step for the resolution of one of the national mobile industry’s critical needs that will allow quality services improvement and the launch of new services. Personal has started to work on the analysis of the auction conditions to increase its spectrum within the limits ruled by the regulation in force. We will also continue working with the Regulatory Authority in order to enable the municipalities to install the necessary sites to improve the network coverage of all operators.

Coverage expansion and speed access improvement to 3G and HSPA+ networks with the more complete portfolio of advanced mobile devices will continue to be the drivers to our revenues through proposals of value. The opportunity to grow in capacity data will come from the network evolution to 4G, once the spectrum that the Government has auctioned is available and the plan of such technology is developed.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

X

NORTEL INVERSORA S.A

During 1H14 some changes to the economic policy of the Government which, among other things, would seek to improve public finances, competitiveness of the country, the BCRA reserves and lower inflation rates were introduced. These changes have depreciated the argentine peso against the U.S. dollar and new inflation rates calculated by the INDEC using a new methodology have been determined, impacting directly over the pricing policies, the cost and investment structures of the companies, the levels of employment and consumption of the population and of our customers in particular. Additionally, the Argentine Government, as of the date of this Operating and Financial Prospect, is negotiating with bonds holders that have not tendered in the exchange offers in 2005 and 2010. The results of these negotiations would have relevant consequences for the country and the financial and non-financial private sector.

The Telecom Group’s Management will continue to monitor these macroeconomic variables to achieve its strategic objectives of improving quality of service, strengthening its market position and increasing its operational efficiency to meet the growing demands of the dynamic telecommunication market without neglecting the return on investment for the shareholders. The investment plans of the Telecom Group are based on the Telecom Group’s commitment to its country and its people.

Patrizio Graziani

Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2014

XI

NORTEL INVERSORA S.A

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	Note	June 30, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	2	2,636	5,301
Investments	2	626	123
Trade receivables	2	3,417	2,986
Other receivables	2	694	654
Inventories	2	1,032	772

Total current assets		8,405	9,836

Non-Current Assets
Trade receivables	2	11	21
Deferred income tax assets	2	195	130
Other receivables	2	255	242
Investments	2	900	243
Property, plant and equipment (“PP&E”)	2	12,361	11,226
Intangible assets	2	1,587	1,519

Total non-current assets		15,309	13,381

TOTAL ASSETS		23,714	23,217

LIABILITIES
Current Liabilities
Trade payables	2	5,306	6,131
Deferred revenues	2	470	423
Financial debt	2	26	15
Salaries and social security payables	2	733	742
Income tax payables	2	659	801
Other taxes payables	2	672	696
Dividends payables	2	293	—
Other liabilities	2	48	54
Provisions	6	165	224

Total current liabilities		8,372	9,086

Non-Current Liabilities
Trade payables	2	—	1
Deferred revenues	2	448	453
Financial debt	2	274	220
Salaries and social security payables	2	126	118
Deferred income tax liabilities	2	—	126
Income tax payables	2	9	10
Other liabilities	2	81	68
Provisions	6	1,156	1,033

Total non-current liabilities		2,094	2,029

TOTAL LIABILITIES		10,466	11,115

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Nortel (Controlling Company)		7,354	6,603
Equity attributable to non-controlling interest		5,894	5,499

TOTAL EQUITY	7	13,248	12,102

TOTAL LIABILITIES AND EQUITY		23,714	23,217

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2014	2013	2014	2013
Revenues	2	8,119	6,649	15,585	12,713
Other income	2	20	4	30	13

Total revenues and other income		8,139	6,653	15,615	12,726

Employee benefit expenses and severance payments	2	(1,355)	(1,005)	(2,539)	(1,874)
Interconnection costs and other telecommunication charges	2	(505)	(522)	(1,020)	(1,006)
Fees for services, maintenance, materials and supplies	2	(847)	(661)	(1,604)	(1,219)
Taxes and fees with the Regulatory Authority	2	(810)	(646)	(1,566)	(1,248)
Commissions	2	(577)	(522)	(1,118)	(1,024)
Cost of equipments and handsets	2	(1,118)	(730)	(1,893)	(1,288)
Advertising	2	(177)	(132)	(341)	(286)
Cost of VAS	2	(215)	(170)	(406)	(301)
Provisions	6	(65)	(57)	(102)	(97)
Bad debt expenses	2	(115)	(72)	(233)	(165)
Recovery of restructuring costs	2	—	8	—	8
Other operating expenses	2	(354)	(323)	(684)	(609)
Depreciation and amortization	2	(772)	(708)	(1,511)	(1,399)
Gain on disposal of PP&E and impairment of PP&E	2	6	(172)	10	(165)

Operating income		1,235	941	2,608	2,053
Finance income	2	268	260	1,071	465
Finance expenses	2	(78)	(181)	(909)	(251)

Income before income tax expense		1,425	1,020	2,770	2,267
Income tax expense	2	(499)	(362)	(939)	(799)

Net income for the period		926	658	1,831	1,468

Attributable to:
Nortel (Controlling Company)		506	353	999	789
Non-controlling interest		420	305	832	679

		926	658	1,831	1,468

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		48.46	33.81	95.67	75.56
Class “B” Preferred Shares		168.45	117.51	332.57	262.66

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
Net income for the period	926	658	1,831	1,468

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	27	(34)	233	29

Other components of the comprehensive income, net of tax	27	(34)	233	29

Total comprehensive income for the period	953	624	2,064	1,497

Attributable to:
Nortel (Controlling Company)	515	341	1,083	799
Non-controlling interest	438	283	981	698

	953	624	2,064	1,497

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Currency translation adjustment	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2013	53	15	108	15	-	180	3,359	-	57	1,670	5,457	4,706	10,163
Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Special reserve for IFRS implementation (4)	—	—	—	—	—	—	—	204	—	(204)	—	—	—
Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
Subsidiary treasury shares acquisition effect (2)	—	—	—	—	(25)	—	—	—	—	—	(25)	(58)	(83)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	789	789	679	1,468
Other comprehensive income	—	—	—	—	—	—	—	—	10	—	10	19	29

Total Comprehensive Income	—	—	—	—	—	—	—	—	67	789	799	698	1,497

Balances as of June 30, 2013	53	15	108	15	(25)	180	4,825	204	67	789	6,231	5,313	11,544

Balances as of January 1, 2014	53	15	108	15	(155)	180	4,360	204	103	1,720	6,603	5,499	12,102

Dividends from Núcleo (5)	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Voluntary reserve for future dividends payments (6)	—	—	—	—	—	—	1,720	—	—	(1,720)	—	—	—
Dividends from Telecom Argentina (7)												(534)	(534)
Dividends (8)	—	—	—	—	—	—	(332)	—	—	—	(332)	—	(332)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	999	999	832	1,831
Other comprehensive income	—	—	—	—	—	—	—	—	84	—	84	149	233

Total Comprehensive Income	—	—	—	—	—	—	—	—	84	999	1,083	981	2,064

Balances as of June 30, 2014	53	15	108	15	(155)	180	5,748	204	187	999	7,354	5,894	13,248

(1)	As of June 30, 2014 and 2013 all shares of common stock and Series “B” Preferred shares were issued and fully paid.
(2)	See Note 7 – Equity to these consolidated financial statements.
(3)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.
(4)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2013.
(5)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.
(6)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014.
(7)	As approved by the Ordinary Shareholders’ Meeting of Telecom Argentina held on May 21, 2014 (second tranche).
(8)	As approved by the Company’s Board of Directors Meeting held on May 28, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Six-month periods ended June 30,
	Note	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		1,831	1,468
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		297	222
Depreciation of PP&E	2	1,106	955
Amortization of intangible assets	2	405	444
Consumption of materials	2	108	76
Gain on disposal of PP&E	2	(10)	(7)
Impairment of PP&E	2	—	172
Recovery of restructuring costs	6	—	(8)
Provisions	6	161	140
Interest and other financial losses		(365)	(41)
Income tax expense	2	939	799
Income tax paid	3	(1,297)	(842)
Net increase in assets	3	(950)	(899)
Net (decrease) increase in liabilities	3	(226)	767

Total cash flows provided by operating activities		1,999	3,246

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(2,658)	(1,425)
Intangible assets acquisitions	3	(478)	(384)
Proceeds from the sale of PP&E		12	10
Investments not considered as cash and cash equivalents	3	(1,211)	(349)

Total cash flows used in investing activities		(4,335)	(2,148)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	—	43
Payment of financial debt	3	(6)	(18)
Payment of interest	3	(13)	(8)
Payment of cash dividends and related tax withholdings	3	(692)	(16)
Subsidiary treasury shares acquisition	3 / 7	—	(83)

Total cash flows used in financing activities		(711)	(82)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		382	50

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(2,665)	1,066
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		5,301	3,168

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		2,636	4,234

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani

Chairman of the Board of Directors

NORTEL INVERSORA S.A

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2014 AND 2013

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS: Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ARSAT (Empresa Argentina de Soluciones Satelitales S.A.): the Satellite Solutions National Argentine Company.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-deliverable forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

NORTEL INVERSORA S.A

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

NORTEL INVERSORA S.A

NOTE 1 –	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These consolidated financial statements have been prepared in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2013 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

Entities included in consolidation and the respective equity interest owned by Nortel and Telecom Argentina as of June 30, 2014 is presented as follows:

Company	Percentage of capital stock owned by Nortel and voting rights	Percentage of capital stock owned by Telecom Argentina and voting rights	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom Argentina	(c) 55.60%			11.08.90	Fixed Services
Personal	0.01%	99.99%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (a)	0.01%	99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA		100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (b)		67.50%	Personal	02.03.98	Núcleo Mobile Services

(a)	Dormant entity as of June 30, 2014 and December 31, 2013 and for the six-month periods ended June 30, 2014 and 2013, respectively.
(b)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(c)	Corresponds to Nortel’s equity interest in Telecom Argentina as of June 30, 2014, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of June 30, 2014.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual financial statements. As from January 1, 2014 certain amendments to IAS 32 have come into effect, clarifying the meaning of “currently has a legally enforceable right to compensation” and how compensation requirements which offset gross amounts that do not operate simultaneously should be applied. The Telecom Group mainly offset financial assets and liabilities that relate to Interconnection transactions, TLRD and Roaming with other national and foreign operators. See Note 2.ac). The application of these new provisions has not had a significant impact on these consolidated financial statements.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended June 30, 2014 was approved by resolution of the Board of Directors’ meeting held on July 29, 2014.

b)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/paid settled within twelve months after the period-end;

NORTEL INVERSORA S.A

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

Also, some reclassifications to the comparative figures of the consolidated statements of cash flows have been included in the lines total cash flows provided by operating activities and total cash flows used in investing activities with the purpose of improving the information comparability.

c)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the periods indicated:

	Six-month periods ended June 30,
	2014	2013
Numerator:
Net income attributable to Nortel	999	789
Net income available to Class “B” Preferred Shares	(489.03)	(386.23)
Net income available to common shares	509.97	402.77
Denominator:
Number of common shares outstanding	5,330,400	5,330,400

Basic and diluted net income per common share	95.67	75.56

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	489.03	386.23
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455

Basic and diluted net income per Class “B” Preferred Share	332.57	262.66

NORTEL INVERSORA S.A

NOTE 2 –	BREAKDOWN OF THE MAIN ACCOUNTS

	June 30, 2014	December 31, 2013
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
CURRENT ASSETS
a) Cash and cash equivalents
Cash	14	12
Banks	157	344
Time deposits	1,921	3,990
Mutual funds	544	955

	2,636	5,301

b) Investments
Investments over 90 days maturity	487	—
Argentine companies notes	108	86
Provincial government bonds	17	35
Government bonds	14	2

	626	123

c) Trade receivables
Fixed Services	1,088	950
Personal Mobile Services	2,488	2,170
Núcleo Mobile Services	127	105

Subtotal	3,703	3,225
Allowance for doubtful accounts	(286)	(239)

	3,417	2,986

Movements in the allowance for current doubtful accounts are as follows:

	June 30, 2014 (6 months)	December 31, 2013 (12 months)
At the beginning of the year	(239)	(202)
Additions – bad debt expenses	(231)	(283)
Uses	186	249
Currency translation adjustments	(2)	(3)

At the end of the period/year	(286)	(239)

	June 30, 2014	December 31, 2013
d) Other receivables
Prepaid expenses	373	276
Expenditure reimbursement	95	91
Investment reimbursement	10	—
Prepaid expenses related parties (Note 5.c)	64	76
Tax credits	57	58
Restricted funds	21	26
Receivables for suppliers indemnities	7	6
Guarantee deposits	7	5
Receivables for return of handsets under warranty	4	9
NDF	—	42
Other	75	83

Subtotal	713	672
Allowance for other receivables	(19)	(18)

	694	654

Movements in the allowance for other receivables are as follows:

	June 30, 2014 (6 months)	December 31, 2013 (12 months)
At the beginning of the year	(18)	(15)
Additions (*)	(2)	(3)
Uses	1	—

At the end of the period/year	(19)	(18)

(*)	Included in Bad debt expenses as of June 30, 2014.

NORTEL INVERSORA S.A

	June 30, 2014	December 31, 2013
e) Inventories
Mobile handsets	1,136	849
Fixed telephones and equipment	11	8

Subtotal	1,147	857
Allowance for obsolescence of inventories	(115)	(85)

	1,032	772

Movements in the allowance for obsolescence of inventories are as follows:

	June 30, 2014 (6 months)	December 31, 2013 (12 months)
At the beginning of the year	(85)	(8)
Additions – Fees for services, maintenance and materials	(62)	(109)
Uses	33	32
Currency translation adjustments	(1)	—

At the end of the period/year	(115)	(85)

Sale and cost of equipment and handsets by business segment is as follows:

	Three month periods ended June 30		Six month periods ended June 30
	2014	2013	2014	2013
	Profit (loss)
Sales of equipment and handsets – Fixed Services	18	16	31	30
Cost of equipment and handsets – Fixed Services	(20)	(19)	(35)	(34)

Total equipment loss – Fixed Services	(2)	(3)	(4)	(4)

Sales of equipment and handsets – Personal Mobile Services	1,236	717	2,115	1,235
Cost of equipment and handsets – Personal Mobile Services	(1,087)	(737)	(1,850)	(1,361)
Deferred Costs SAC – Personal Mobile Services	13	54	36	149

Total equipment income – Personal Mobile Services	162	34	301	23

Sales of equipment and handsets – Núcleo Mobile Services	21	24	36	37
Cost of equipment and handsets – Núcleo Mobile Services	(37)	(35)	(65)	(57)
Deferred Costs SAC – Núcleo Mobile Services	13	7	21	15

Total equipment loss – Núcleo Mobile Services	(3)	(4)	(8)	(5)

Total equipment and handsets sale	1,275	757	2,182	1,302
Total cost of equipment and handsets (net of SAC capitalization)	(1,118)	(730)	(1,893)	(1,288)

Total income for sale of equipment and handsets	157	27	289	14

	June 30, 2014	December 31, 2013
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	10	19
Núcleo Mobile Services	1	2

	11	21

g) Other receivables
Prepaid expenses	121	100
Credit on SC Resolution No. 41/07 and IDC	85	85
Prepaid expenses related parties (Note 5.c)	62	88
Tax credits	57	50
Investment reimbursement	25	—
Restricted funds	23	37
Other	15	14

Subtotal	388	374
Allowance for regulatory matters	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(31)	(30)
Allowance for other tax credits	(17)	(17)

	255	242

Movements in the allowance for regulatory matters are as follows:

	June 30, 2014 (6 months)	December 31, 2013 (12 months)
At the beginning of the year	(85)	(85)
Additions	—	—

At the end of the period/year	(85)	(85)

NORTEL INVERSORA S.A

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	June 30, 2014	December 31, 2013
	(6 months)	(12 months)
At the beginning of the year	(30)	(30)
Additions	(1)	—

At the end of the period/year	(31)	(30)

Movements in the allowance for tax credits are as follows:

	June 30, 2014	December 31, 2013
	(6 months)	(12 months)
At the beginning of the year	(17)	—
Additions	—	(17)

At the end of the period/year	(17)	(17)

	June 30, 2014	December 31, 2013
h) Investments
Government bonds	862	219
Provincial and municipal government bonds	37	13
2003 Telecommunications Fund	1	1
Argentine companies notes	—	10

	900	243

i) PP&E
Land, buildings and installations	968	963
Computer equipment and software	1,340	1,476
Switching and transmission equipment (i)	2,879	2,558
Mobile network access and external wiring	3,478	3,091
Construction in progress	2,859	2,436
Other tangible assets	385	377

Subtotal PP&E	11,909	10,901
Materials	631	502

Subtotal PP&E and materials	12,540	11,403
Valuation allowance for materials	(24)	(21)
Impairment of PP&E	(155)	(156)

Total PP&E	12,361	11,226

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	June 30, 2014	December 31, 2013
	(6 months)	(12 months)
At the beginning of the year	11,403	9,049
CAPEX	1,806	3,964
Materials	229	363

Total PP&E additions	2,035	4,327
Currency translation adjustments	319	194
Consumption of materials	(108)	(147)
Decrease	(3)	(22)
Depreciation of the period/year	(1,106)	(1,998)

At the end of the period/year	12,540	11,403

Movements in the valuation allowance for materials are as follows:

	June 30, 2014	December 31, 2013
	(6 months)	(12 months)
At the beginning of the year	(21)	(14)
Additions – fees for services, maintenance, and materials	(3)	(7)

At the end of the period/year	(24)	(21)

NORTEL INVERSORA S.A

Movements in the impairment of PP&E are as follows:

	June 30, 2014	December 31, 2013
	(6 months)	(12 months)
At the beginning of the year	(156)	—
Additions (i)	—	(172)
Uses (ii)	1	16

At the end of the period/year	(155)	(156)

(i)	Included in Gain on disposal and impairment of PP&E as of December 31, 2013.
(ii)	As of June 30, 2014, 1 was included in Depreciation of PP&E. As of December 31, 2013, 1 was included in Gain on disposal and impairment of PP&E and 15 in Depreciation of PP&E.

	June 30, 2014	December 31, 2013
j) Intangible assets
Licenses	590	589
SAC – mobile services	608	541
SAC – fixed services	71	64
Rights of use and exclusivity	219	227
Service connection or habilitation charges	97	96
Other intangible assets	2	2

	1,587	1,519

Movements in Intangible assets are as follows:

	June 30, 2014	December 31, 2013
	(6 months)	(12 months)
At the beginning of the year	1,519	1,514
CAPEX	459	887
Currency translation adjustments	14	8
Amortization of the period/year	(405)	(890)

At the end of the period/year	1,587	1,519

	June 30, 2014	December 31, 2013
CURRENT LIABILITIES
k) Trade payables
For the acquisition of other assets and services	1,998	2,237
For the acquisition of inventory	1,576	1,399
For the acquisition of PP&E	1,481	2,271

Subtotal suppliers	5,055	5,907
Agent commissions	251	224

	5,306	6,131

l) Deferred revenues
On prepaid calling cards	332	293
On customer loyalty programs	56	51
On international capacity rental	44	42
On connection fees – Fixed Services	34	34
From CONATEL – Núcleo Mobile Services	4	3

	470	423

m) Financial debt – Núcleo
Bank loans	20	10
Accrued interest	6	5

	26	15

n) Salaries and social security payables
Vacation and bonuses	436	484
Social security payables	224	191
Termination benefits	73	67

	733	742

o) Income tax payables
Income tax payables	1,195	1,987
Income tax retentions and payments in advance	(539)	(1,189)
Law No. 26,476 Tax Regularization Regime	3	3

	659	801

NORTEL INVERSORA S.A

	June 30, 2014	December 31, 2013
p) Other taxes payables
VAT, net	227	143
Tax withholdings	117	130
Tax on SU	93	91
Internal taxes	69	73
Turnover tax	60	81
Regulatory fees	58	56
Municipal taxes	27	24
Perception Decree No.583/10 ENARD	12	12
Tax on personal property – on behalf of shareholders	9	20
Tax withholdings on dividends of Telecom Argentina and Nortel (Note 3)	—	66

	672	696

q) Dividends payables
Public offering	267	—
Related parties – ABC Telecomunicaciones S.A. (Note 5.c)	26	—

	293	—

r) Other liabilities
Compensation for directors and members of the Supervisory Committee	28	25
Legal fees	12	12
Guarantees received	7	13
Other	1	4

	48	54

NON-CURRENT LIABILITIES s) Trade payables
For the acquisition of PP&E	—	1

	—	1

t) Deferred revenues
On international capacity rental	286	301
On customer loyalty programs	83	75
On connection fees – Fixed Services	67	66
From CONATEL – Núcleo Mobile Services	12	11

	448	453

u) Financial debt – Núcleo
Bank loans	274	220

	274	220

v) Salaries and social security payables
Termination benefits	110	111
Bonuses	16	7

	126	118

w) Income tax payables
Law No. 26,476 Tax Regularization Regime	9	10

	9	10

x) Other liabilities
Pension benefits	79	64
Suppliers guarantees on third parties claims	2	4

	81	68

y) Deferred income tax asset and liability

The Telecom Group and the Company’s deferred income tax asset and liability consist of the following:

	As of June 30, 2014						As of December 31, 2013
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carryforwards	—	—	—	—	—	—	(2)	(1)
Allowance for doubtful accounts	—	(49)	(71)	(7)	(1)	(128)	(98)	(4)
Provisions	—	(309)	(144)	—	—	(453)	(433)	—
Government bonds valuation differences	—	—	(90)	—	—	(90)	(29)	—
PP&E	—	—	—	(15)	—	(15)	—	(12)
Inventories	—	—	(116)	—	—	(116)	(48)	—
Termination benefits	—	(58)	—	—	—	(58)	(58)	—
Other deferred tax assets, net	—	(137)	—	—	—	(137)	(133)	—
Allowance for deferred tax assets	—	—	—	—	—	—	27	1

Total deferred tax assets	—	(553)	(421)	(22)	(1)	(997)	(774)	(16)

PP&E and intangible assets	—	377	323	—	1	701	716	—
Cash dividends from foreign companies	—	—	89	5	—	94	66	4
Other deferred tax liabilities, net	—	—	7	—	—	7	—	—

Total deferred tax liabilities	—	377	419	5	1	802	782	4

Net deferred tax liabilities / (assets)	—	(176)	(2)	(17)	—	(195)	8	(12)

Net deferred tax liabilities / (assets) as of December 31, 2013	(2)	(116)	126	(12)	—	(4)

NORTEL INVERSORA S.A

z) Aging of assets and liabilities as of June 30, 2014

Date due	Cash and cash equivalents		Investments		Trade receivables		Deferred income tax assets	Other receivables
Total due	—		—		1,160	(c)	—	—

Not due
Third quarter 2014	2,636		489		2,200		—	420
Fourth quarter 2014	—		94		27		—	105
First quarter 2015	—		43		16		—	80
Second quarter 2015	—		—		10		—	89
July 2015 thru June 2016	—		412		4		—	102
July 2016 thru June 2017	—		450		3		—	62
July 2017 and thereafter	—		37		4		—	91
Not date due established	—		1		—		195	—

Total not due	2,636		1,526		2,264		195	949

Total	2,636		1,526		3,428		195	949

Balances bearing interest	2,465		1,525		1,190		—	—
Balances not bearing interest	171		1		2,238		195	949

Total	2,636		1,526		3,428		195	949

Average annual interest rate (%)	(a	)	(b	)	(d	)	—	—

(a)	1,016 are assets in argentine pesos and bear between 1.76% and 24% (average 5.11%) and 1,449 are assets in foreign currency and bear between 0.21% and 2.33% (average 1.23%).
(b)	161 are assets in argentine pesos and bear between 1.95% and 27.13% (average 5.46%) and 1,364 are assets in foreign currency and bear between 0.3% and 7%.
(c)	From due trade receivables 93 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 263 bear 50% over the Banco de la Nación Argentina notes payable discount rate and 3 bear 8.30%.
(d)	From not due trade receivables 19 bear 28%, 28 bear 8.3%, 761 bear 37.5%, and 23 bear 36%.

Date due	Trade payables		Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Other taxes payables	Dividends payables	Other liabilities
Total due	226	(e)	—	—	—	—	—	—	—

Not due
Third quarter 2014	5,080		369	10	381	1	663	267	6
Fourth quarter 2014	—		35	3	107	1	—	26	1
First quarter 2015	—		33	9	163	1	—	—	1
Second quarter 2015	—		33	4	82	656	9	—	40
July 2015 thru June 2016	—		136	47	57	3	—	—	3
July 2016 thru June 2017	—		57	90	32	2	—	—	1
July 2017 and thereafter	—		255	137	37	4	—	—	77
Not date due established	—		—	—	—	—	—	—	—

Total not due	5,080		918	300	859	668	672	293	129

Total	5,306		918	300	859	668	672	293	129

Balances bearing interest	37		—	300	—	17	—	—	1
Balances not bearing interest	5,269		918	—	859	651	672	293	128

Total	5,306		918	300	859	668	672	293	129

Average annual interest rate (%)	(f	)	—	9.3%	—	9%	—	—	6.0%

(e)	As of the date of these consolidated financial statements, 30 were cancelled.
(f)	From not due trade payables, 35 bear 9% and 2 bear 6%.

aa) Foreign currency assets and liabilities

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of June 30, 2014 and December 31, 2013.

06.30.14
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	392	8.033	3,151
G	124,550	0.002	227
EURO	1	10.991	12

Total assets			3,390

Liabilities
US$	(369)	8.133	(3,012)
G	(280,555)	0.002	(511)
EURO	(14)	11.148	(162)

Total liabilities			(3,685)

Net liabilities (iii)			(295)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Comprised of net financial asset in US$ equivalent to 139, a net financial liability in EURO equivalent to (150) and a net financial liability in G equivalent to (284).

NORTEL INVERSORA S.A

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of June 30, 2014, entered into several NDF contracts to purchase a total amount of US$5 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $152 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $344 as of June 30, 2014. These instruments cover completely the net liability position in foreign currency of the Company and the Telecom Group as of June 30, 2014.

12.31.13
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	316	6.481	2,046
G	114,349	0.002	160
EURO	1	8.939	13

Total assets			2,219

Liabilities
US$	(500)	6.521	(3,262)
G	(281,392)	0.002	(396)
EURO	(17)	9.011	(153)

Total liabilities			(3,811)

Net liabilities (iii)			(1,592)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Comprised of net financial liabilities in US$ equivalent to (1,216), in EURO equivalent to (140) and in G equivalent to (236).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the net liability position in foreign currency not covered by these instruments amounted to $320 as of December 31, 2013.

ab) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of June 30, 2014 and December 31, 2013:

	As of June 30, 2014		As of December 31, 2013
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds	876	1,153	221	313
Provincial government bonds in pesos	—	—	35	35
Provincial and municipal government bonds (dollar linked)	54	50	13	15
Argentine companies notes in pesos	10	11	31	31
Argentine companies notes (dollar linked)	98	115	65	71

Total	1,038	1,329	365	465

(*)	According to IFRS selling costs are not deducted.

ac) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of June 30, 2014 and December 31, 2013 is as follows:

	As of June 30, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and non-current assets (liabilities) – Gross value	5,616	210	(7,496)	(52)	(860)
Compensation	(2,188)	(5)	2,190	2	1

Current and non-current assets (liabilities) – Book value	3,428	205	(5,306)	(50)	(859)

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and non-current assets (liabilities) – Gross value	4,697	289	(7,851)	(66)	(861)
Compensation	(1,690)	(38)	1,719	8	1

Current and non-current assets (liabilities) – Book value	3,007	251	(6,132)	(58)	(860)

(1)	Only includes financial assets and financial liabilities according to IFRS 7.

NORTEL INVERSORA S.A

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
ad) Total revenues and other income	Profit (loss)
Services
Voice – Retail	704	668	1,386	1,297
Voice – Wholesale	228	191	453	376
Internet	777	616	1,503	1,191
Data	364	228	683	441

Subtotal Fixed Services	2,073	1,703	4,025	3,305

Voice – Retail (*)	1,250	1,127	2,595	2,338
Voice – Wholesale	488	518	976	966
Internet (*)	781	503	1,425	915
Data (*)	1,890	1,767	3,677	3,364

Subtotal Personal Mobile Services	4,409	3,915	8,673	7,583

Voice – Retail	148	90	280	177
Voice – Wholesale	28	43	54	65
Internet	107	62	207	124
Data	79	79	164	157

Subtotal Núcleo Mobile Services	362	274	705	523

Total service revenues (a)	6,844	5,892	13,403	11,411

Equipment
Fixed Services – excluding networks construction contracts	17	16	26	30
Fixed Services – networks construction contracts	1		5
Personal Mobile Services	1,236	717	2,115	1,235
Núcleo Mobile Services	21	24	36	37

Total equipment revenues (b)	1,275	757	2,182	1,302

Total revenues (a) + (b)	8,119	6,649	15,585	12,713

Other income
Fixed Services	8	4	17	12
Personal Mobile Services	12	—	13	1

Total other income (c)	20	4	30	13

Total revenues and other income (a)+(b)+(c)	8,139	6,653	15,615	12,726

(*)	1H13 comparative figures include certain reclassifications originated in a revenues allocation criteria improvement of mobile postpaid plans. According to this, in 1H13 mobile Voice Retail and Data revenues were adjusted downwards by $7 and $36, respectively, while mobile Internet revenues were adjusted upwards by $43. The same effects have been applied in the 2Q13 comparative figures, showing a decrease of $4 and $18 in mobile Voice Retail and Data revenues, respectively, offset by an increase of $22 in mobile Internet revenues.

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Six-month periods ended June 30,
	2014	%	2013	%
Voice Retail	4,261	32	3,812	34
Voice Wholesale	1,483	11	1,407	12

Total Voice	5,744	43	5,219	46

Internet	3,135	23	2,230	19
Data	4,524	34	3,962	35

Total service revenues	13,403	100	11,411	100

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $13,007 and $10,673 for the six-month periods ended June 30, 2014 and 2013, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(977)	(735)	(1,807)	(1,378)
Social security expenses	(306)	(220)	(566)	(415)
Severance indemnities and termination benefits	(46)	(32)	(122)	(43)
Other employee benefits	(26)	(18)	(44)	(38)

	(1,355)	(1,005)	(2,539)	(1,874)

NORTEL INVERSORA S.A

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	Profit (loss)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(72)	(59)	(137)	(114)
Cost of international outbound calls	(46)	(32)	(100)	(69)
Lease of circuits and use of public network	(69)	(56)	(135)	(98)
Mobile services – charges for roaming	(104)	(177)	(237)	(312)
Mobile services – charges for TLRD	(214)	(198)	(411)	(413)

	(505)	(522)	(1,020)	(1,006)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(105)	(81)	(208)	(161)
Technical maintenance	(184)	(117)	(354)	(229)
Service connection fees for fixed lines and Internet lines	(55)	(50)	(103)	(87)
Service connection fees capitalized as SAC	1	1	2	3
Service connection fees capitalized as Intangible assets	8	8	15	14
Other maintenance costs	(70)	(59)	(137)	(112)
Obsolescence of inventories – Personal Mobile Services	(30)	(39)	(62)	(57)
Call center fees	(280)	(184)	(499)	(341)
Other fees for services	(123)	(124)	(241)	(229)
Compensation for Directors and Supervisory Committee members	(9)	(16)	(17)	(20)

	(847)	(661)	(1,604)	(1,219)

Taxes and fees with the Regulatory Authority
Turnover tax	(437)	(356)	(844)	(680)
Taxes with the Regulatory Authority	(176)	(155)	(346)	(300)
Tax on deposits to and withdrawals from bank accounts	(92)	(49)	(173)	(110)
Municipal taxes	(52)	(43)	(105)	(83)
Other taxes	(53)	(43)	(98)	(75)

	(810)	(646)	(1,566)	(1,248)

Commissions
Agent commissions	(477)	(363)	(854)	(721)
Agent commissions capitalized as SAC	229	115	362	218
Distribution of prepaid cards commissions	(139)	(150)	(281)	(289)
Collection commissions	(164)	(101)	(295)	(193)
Other commissions	(26)	(23)	(50)	(39)

	(577)	(522)	(1,118)	(1,024)

Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(1,154)	(564)	(857)	(641)
Plus:
Purchases	(1,158)	(1,069)	(2,293)	(1,657)
Deferred costs from SAC	26	61	57	164
Decreases from allowance for obsolescence	11	3	33	4
Mobile handsets lent to customers at no cost	10	2	17	4
Decreases not charged to material cost	—	2	3	3
Less:
Inventory balance at period end	1,147	835	1,147	835

Cost of equipments and handsets (i)	(1,118)	(730)	(1,893)	(1,288)

(i) Include 4 related to equipment constructions costs as of June 30, 2014. No costs were recorded for this concept as of June 30, 2013.

Advertising
Media advertising	(109)	(75)	(190)	(160)
Fairs and exhibitions	(34)	(20)	(82)	(56)
Other advertising costs	(34)	(37)	(69)	(70)

	(177)	(132)	(341)	(286)

Cost of VAS
Cost of mobile VAS	(213)	(168)	(400)	(297)
Cost of fixed VAS	(2)	(2)	(6)	(4)

	(215)	(170)	(406)	(301)

Recovery of restructuring costs
Dismissals indemnities (ii)	—	8	—	8

	—	8	—	8

(ii) Corresponds to the recovery of the provision related to the Restructuring Plan finished in June 2013.

NORTEL INVERSORA S.A

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	Profit (loss)
Other operating costs
Transportation, freight and travel expenses	(139)	(114)	(263)	(207)
Delivery costs capitalized as SAC	13	10	23	17
Rent of buildings and cell sites	(102)	(90)	(193)	(155)
Energy, water and others	(91)	(93)	(184)	(197)
International and satellite connectivity	(35)	(36)	(67)	(67)

	(354)	(323)	(684)	(609)

D&A
Depreciation of PP&E	(568)	(488)	(1,106)	(955)
Amortization of SAC and service connection charges	(198)	(213)	(393)	(432)
Amortization of other intangible assets	(6)	(7)	(12)	(12)

	(772)	(708)	(1,511)	(1,399)

Gain on disposal of PP&E and impairment of PP&E
Gain on disposal of PP&E	6	—	10	7
Impairment of PP&E (iii)	—	(172)	—	(172)

	6	(172)	10	(165)

(iii)  Includes 50 corresponding to the impairment of a commercial system of Personal, 109 corresponding to the impairment of construction in progress and materials of Telecom Argentina and 13 corresponding to prepaid expenses related to the write-down assets of Telecom Argentina as of June 30, 2013.

The operating expenses disclosed by function are as follows:
Operating costs	(4,351)	(3,397)	(8,095)	(6,386)
Administration costs	(357)	(303)	(658)	(507)
Commercialization costs	(2,137)	(1,783)	(4,162)	(3,518)
Other expenses – provisions (Note 6.b)	(65)	(57)	(102)	(97)
Gain on disposal of PP&E and impairment of PP&E	6	(172)	10	(165)

	(6,904)	(5,712)	(13,007)	(10,673)

af) Financial results
Finance income
Interest on time deposits	107	150	266	255
Gains on investments (Argentine companies notes and governments bonds)	30	3	73	8
Interest on receivables	44	31	80	56
Gains on Mutual Funds	38	8	74	17
Foreign currency exchange gains	52	65	536	125
Gain on NDF (Note 10.14)	(3)	—	42	—
Other	—	3	—	4

Total finance income	268	260	1,071	465

Finance expenses
Interest on loans – Núcleo	(6)	(4)	(12)	(8)
Interest on salaries and social security payable, other taxes payables and accounts payable	(11)	(4)	(20)	(8)
Interest on provisions	(39)	(32)	(70)	(43)
Present value effect of salaries and social security payable, other taxes payables and other liabilities	(2)	(2)	(3)	(5)
Foreign currency exchange losses (*)	6	(139)	(756)	(186)
Losses on NDF (Note 10.14)	(26)		(48)	—
Other	—	—	—	(1)

Total finance expenses	(78)	(181)	(909)	(251)

	190	79	162	214

(*)	Include 202 and 42 of foreign currency exchange losses generated by the acquisition of US$ 85 million and US$ 15 million of Government bonds in the six-month periods ended June 30, 2014 and 2013, respectively.

NORTEL INVERSORA S.A

ag) Income taxes

Income tax expense for the six-month periods ended June 30, 2014 and 2013 consists of the following:

	Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Current tax expense	(3)	(266)	(3)	(874)	(14)	(1,160)
Estimated income tax payable on cash dividends from foreign companies	—	—	—	(15)	—	(15)
Fiscal year 2013 return adjustment	—	5	—	—	—	5
Deferred tax benefit	—	60	—	170	1	231

Income tax expense as of June 30, 2014	(3)	(201)	(3)	(719)	(13)	(939)

Tax loss carryforwards	2	—	—	—	—	2
Current tax expense	—	(222)	(2)	(733)	(13)	(970)
Estimated income tax payable on cash dividends from foreign companies	—	—	—	(10)	—	(10)
Fiscal year 2012 return adjustment	—	—	—	(3)	—	(3)
Deferred tax benefit	—	73	—	111	2	186
Valuation allowance	(2)	—	—	(2)	—	(4)

Income tax expense as of June 30, 2013	—	(149)	(2)	(637)	(11)	(799)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	5,142	116	5,258
Non taxable items – Income from investments	(2,488)	—	(2,488)
Non taxable items – Other	30	(23)	7

Subtotal	2,684	93	2,777
Weighted statutory income tax rate	35%	( *)

Income tax expense at weighted statutory tax rate	(940)	(16)	(956)
Income tax on dividends from foreign companies	(15)	—	(15)
Fiscal year 2013 return adjustment	5		5
Recovery of valuation allowance	27	—	27

Income tax expense as of June 30, 2014	(923)	(16)	(939)

Pre-tax income on a separate return basis	4,192	79	4,271
Non taxable items – Income from investments	(2,005)	—	(2,005)
Non taxable items – Other	2	(6)	(4)

Subtotal	2,189	73	2,262
Weighted statutory income tax rate	35%	( *)

Income tax expense at weighted statutory tax rate	(766)	(13)	(779)
Income tax on dividends from foreign companies	(10)	—	(10)
Other changes in tax assets and liabilities	(3)	—	(3)
Fiscal year 2012 return adjustment	(3)	—	(3)
Changes in valuation allowance	(4)	—	(4)

Income tax expense as of June 30, 2013	(786)	(13)	(799)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. The statutory tax rate in Argentina was 35% for all the periods presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented, in Uruguay the statutory tax rate was 25% for 2013 and in the USA the effective tax rate was 39.5%, for all the periods presented, respectively.

NOTE 3 –	SUPPLEMENTARY CASH FLOW INFORMATION

•	Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2014	2013
Net (increase) decrease in assets
Trade receivables	(620)	(444)
Other receivables	(86)	8
Other receivables related parties (Note 5.c)	31	(216)
Inventories	(326)	(199)
Investments not considered cash and cash equivalents	51	(48)

	(950)	(899)

Net (decrease) increase in liabilities
Trade payables	(211)	807
Deferred revenues	26	54
Salaries and social security payables	(49)	(129)
Other taxes payables	54	44
Other liabilities	6	19
Provisions	(52)	(28)

	(226)	767

NORTEL INVERSORA S.A

Income tax paid consists of the following:

	Six-month periods ended June 30,
	2014	2013
Tax returns and payments in advance	(1,198)	(774)
Other payments	(99)	(68)

	(1,297)	(842)

•	Main non-cash operating transactions:

VAT credit balances offset with income taxes payments	—	8
SAC acquisitions offset with trade receivables	187	88

•	Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(2,035)	(1,289)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,419)	(743)
Less:
Acquisition of PP&E through incurrence of trade payables	779	603
Mobile handsets lent to customers at no cost (i)	17	4

	(2,658)	(1,425)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Intangible assets additions (Note 2.j)	(459)	(417)
Plus:
Payments of trade payables originated in prior periods acquisitions	(101)	(80)
SAC acquisitions offset with trade receivables	(187)	(88)
Less:
Acquisition of intangible assets through incurrence of trade payables	269	201

	(478)	(384)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	(483)	(329)
Argentine companies notes acquisition	(16)	—
Government bonds acquisition	(804)	(34)
Argentine companies notes collection	25	3
Government bonds collection	67	11

	(1,211)	(349)

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Debt proceeds – Núcleo	—	43

Total financial debt proceeds	—	43

Payment of bank loans – Núcleo	(6)	(18)

Total payment of financial debt	(6)	(18)

Payment of interest on bank loans – Núcleo	(13)	(8)

Total payment of interest	(13)	(8)

Subsidiary acquisition of treasury shares	—	(83)

Cash dividends from Nortel

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2014, provided, among other things, to constitute a “Voluntary reserve for future dividends payments” in the amount of $1,720 (equivalent to the Retained Earnings as of December 31, 2013); delegating into the Company’s Board of Directors the authority to determine the timing and the terms and conditions of the reversal of such Reserve.

NORTEL INVERSORA S.A

The Company’s Board of Directors, at its meeting held on May 28, 2014, resolved to partially reverse the “Voluntary reserve for future dividends payments” in the amount of $332 and distribute such amount in cash dividends to the “Class B” Preferred Shares and to the Ordinary Shares in the amount of approximately $163 (equivalent to $110.5 pesos per share) and $169 Shares (equivalent to $31.8 pesos per share), respectively, which were available to the shareholders since June 13, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $16 and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $7.

During 1Q14 the Company paid the withholding tax on cash dividends paid to its shareholders in December 2013 for $22.

Cash dividends from Telecom Argentina

The Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) tax on personal property – on behalf of shareholders withholdings in the amount of $10. The second installment will be paid in September 2014 on the date the Board of Directors provides.

During 1Q14 Telecom Argentina paid $44 related to tax withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

Cash dividends from Núcleo

Núcleo’s shareholders, at their meeting held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160. The shareholders also decided to delegate in Nucleo’s Board of Directors of the authority to determine the amount and time for the payments of these cash dividends.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non-controlling shareholders – ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014	54	26	80

Total (*)	108	52	160

(*)	Correspond to 90,000 millions of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non-controlling shareholders – ABC Telecomunicaciones	Total
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80,000 millions of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

NOTE 4 –	SEGMENT INFORMATION

Until fiscal year ended December 31, 2013, the Telecom Group carried out its activities through six companies, each identified as an operating segment. On February 19, 2014 Personal sold its equity interest in Springville; which results, assets and liabilities were included in the “Personal Mobile Services” segment and which figures were immaterial, as disclosed in Note 10.15 to the consolidated financial statements. Therefore, as from June 30, 2014, the Telecom Group carries out its activities through the five remaining companies which were consolidated by the end of fiscal year 2013 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

NORTEL INVERSORA S.A

Segment financial information for the six-month periods ended June 30, 2014 and 2013 was as follows:

For the six-month period ended June 30, 2014

❑	Income statement

	Fixed Services	Mobile Services				Elimi- nations
		Personal	Núcleo	Subtotal	Nortel		Total
Total revenues and other income (1)	4,834	10,856	746	11,602	—	(821)	15,615
Employee benefit expenses and severance payments	(1,826)	(654)	(57)	(711)	(2)	—	(2,539)
Interconnection costs and other telecommunication charges	(323)	(1,223)	(92)	(1,315)	—	618	(1,020)
Fees for services, maintenance, materials and supplies	(681)	(966)	(65)	(1,031)	(5)	113	(1,604)
Taxes and fees with the Regulatory Authority	(348)	(1,193)	(23)	(1,216)	(2)	—	(1,566)
Commissions	(101)	(974)	(70)	(1,044)	—	27	(1,118)
Cost of equipments and handsets	(35)	(1,814)	(44)	(1,858)	—	—	(1,893)
Advertising	(77)	(227)	(37)	(264)	—	—	(341)
Cost of VAS	(6)	(374)	(26)	(400)	—	—	(406)
Provisions	(80)	(22)	—	(22)	—	—	(102)
Bad debt expenses	(52)	(171)	(10)	(181)	—	—	(233)
Other operating expenses	(348)	(358)	(40)	(398)	(1)	63	(684)

Operating income before D&A	957	2,880	282	3,162	(10)	—	4,109
Depreciation of PP&E	(510)	(454)	(142)	(596)	—	—	(1,106)
Amortization of intangible assets	(68)	(309)	(28)	(337)	—	—	(405)
Gain on disposal of PP&E	9	1	—	1	—	—	10

Operating income	388	2,118	112	2,230	(10)	—	2,608
Financial results, net	191	(34)	(3)	(37)	8	—	162

Income before income tax expense	579	2,084	109	2,193	(2)	—	2,770
Income tax expense, net	(204)	(719)	(13)	(732)	(3)	—	(939)

Net income	375	1,365	96	1,461	(5)	—	1,831

Net income attributable to Nortel (Controlling Company)							999
Net income attributable to non-controlling interest							832

							1,831

(1)
Service revenues	4,025	8,673	705	9,378	—	—	13,403
Equipment revenues	31	2,115	36	2,151	—	—	2,182
Other income	17	13	—	13	—	—	30

Subtotal third party revenues	4,073	10,801	741	11,542	—	—	15,615
Intersegment revenues	761	55	5	60	—	(821)	—

Total revenues and other income	4,834	10,856	746	11,602	—	(821)	15,615

❑ Statement of financial position information
PP&E	7,011	4,005	1,345	5,350	—	—	12,361
Intangible assets, net	373	1,154	61	1,215	—	(1)	1,587
Capital expenditures on PP&E (a)	834	876	96	972	—	—	1,806
Capital expenditures on intangible assets (b)	65	365	29	394	—	—	459
Total capital expenditures (a)+(b)	899	1,241	125	1,366	—	—	2,265
Total additions on PP&E and intangible assets	1,131	1,229	134	1,363	—	—	2,494
Net financial asset (debt)	1,650	2,411	(254)	2,157	54	—	3,861

❑	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	14,823	14,678	13,864
Abroad	792	937	1,445

Total	15,615	15,615	15,309

NORTEL INVERSORA S.A

For the six-month period ended June 30, 2013

❑	Income statement

	Fixed Services	Mobile Services				Elimi- nations
		Personal	Núcleo	Subtotal	Nortel		Total
Total revenues and other income (1)	3,955	8,874	565	9,439	—	(668)	12,726
Employee benefit expenses and severance payments	(1,336)	(496)	(41)	(537)	(1)	—	(1,874)
Interconnection costs and other telecommunication charges	(259)	(1,144)	(93)	(1,237)	—	490	(1,006)
Fees for services, maintenance, materials and supplies	(525)	(749)	(49)	(798)	(5)	109	(1,219)
Taxes and fees with the Regulatory Authority	(271)	(960)	(17)	(977)	—	—	(1,248)
Commissions	(85)	(912)	(53)	(965)	—	26	(1,024)
Cost of equipments and handsets	(34)	(1,212)	(42)	(1,254)	—	—	(1,288)
Advertising	(60)	(193)	(33)	(226)	—	—	(286)
Cost of VAS	(4)	(282)	(15)	(297)	—	—	(301)
Provisions	(50)	(47)	—	(47)	—	—	(97)
Bad debt expenses	(40)	(120)	(5)	(125)	—	—	(165)
Recovery of restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(328)	(297)	(26)	(323)	(1)	43	(609)

Operating income before D&A	971	2,462	191	2,653	(7)	—	3,617
Depreciation of PP&E	(444)	(422)	(89)	(511)	—	—	(955)
Amortization of intangible assets	(51)	(376)	(17)	(393)	—	—	(444)
Gain on disposal of PP&E and impairment of PP&E	(116)	(50)	1	(49)	—	—	(165)

Operating income	360	1,614	86	1,700	(7)	—	2,053
Financial results, net	72	152	(10)	142	—	—	214

Income before income tax expense	432	1,766	76	1,842	(7)	—	2,267
Income tax expense, net	(151)	(637)	(11)	(648)	—	—	(799)

Net income	281	1,129	65	1,194	(7)	—	1,468

Net income attributable to Nortel (Controlling Company)							789
Net income attributable to non-controlling interest							679

							1,468

(1)
Service revenues	3,305	7,583	523	8,106	—	—	11,411
Equipment revenues	30	1,235	37	1,272	—	—	1,302
Other income	12	1	—	1	—	—	13

Subtotal third party revenues	3,347	8,819	560	9,379	—	—	12,726
Intersegment revenues	608	55	5	60	—	(668)	—

Total revenues and other income	3,955	8,874	565	9,439	—	(668)	12,726

❑ Statement of financial position information
PP&E	5,508	2,801	852	3,653	—	—	9,161
Intangible assets, net	372	1,084	33	1,117	—	(1)	1,488
Capital expenditures on PP&E (a)	620	420	97	517	—	—	1,137
Capital expenditures on intangible assets (b)	51	345	21	366	—	—	417
Total capital expenditures (a)+(b)	671	765	118	883	—	—	1,554
Total additions on PP&E and intangible assets	789	768	149	917	—	—	1.706
Net financial asset (debt)	1,074	4,164	(144)	4,020	(8)	—	5,086

❑	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Telecom Group´s customers	Breakdown by location of operations
Argentina	12,136	12,041	10,180
Abroad	590	685	912

Total	12,726	12,726	11,092

NOTE 5 –	RELATED PARTY BALANCES AND TRANSACTIONS

a) Controlling company

All of the common shares of Nortel belong to Sofora. As of June 30, 2014 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s shares belong to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. y Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina – Inversiones S.L. (32%).

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

NORTEL INVERSORA S.A

On November 14, 2013, Telecom Italia S.p.A y Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

The closing of the sale of the shares held by the Telecom Italia Group in Sofora is conditional upon obtaining certain required regulatory approvals.

The economic rights of Telecom Italia Group in Telecom Argentina amounted to 19.30% as of June 30, 2014.

More information is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A) of the SEC in www.sec.gov.

b) Related parties

For the purposes of these financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group or W de Argentina – Inversiones SL, except Nortel and companies under sect. 33 of Law No. 19,550 (subsidiaries or affiliates).

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the periods presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

c) Balances with related parties

CURRENT ASSETS	Type of related party	June 30, 2014	December 31, 2013
Trade receivables
Telecom Italia Sparkle S.p.A. (a)	Other related party	2	1
TIM Participacoes S.A. (a)	Other related party	2	—
Latin American Nautilus Argentina S.A. (a)	Other related party	3	1
Telecom Italia S.p.A. (a)	Indirect parent company	4	—
Caja de Seguros (a) (b)	Other related party	1	—

		12	2

Other receivables
Latin American Nautilus Ltd. (a) (c)	Other related party	64	76
Caja de Seguros S.A. (a) (b)	Other related party	34	27

		98	103

NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (a) (c)	Other related party	62	88

		62	88

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	63	176
Latin American Nautilus Ltd. (a)	Other related party	8	3
Telecom Italia S.p.A. (a)	Indirect parent company	4	12
Telecom Italia Sparkle S.p.A. (a)	Other related party	9	9
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	1	—
TIM Participacoes S.A. (a)	Other related party	5	1
Caja de Seguros S.A. (a) (b)	Other related party	2	38
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	7	6

		101	247

NORTEL INVERSORA S.A

	Type of related party	June 30, 2014	December 31, 2013
Dividends payables
ABC Telecomunicaciones S.A.	Other related party	26	—

		26	—

d) Transactions with related parties

	Transaction description	Type of related party	Six-month periods ended June 30,
			2014	2013
Services rendered			Profit (loss)
TIM Participacoes S.A. (a)	Voice – Wholesale	Other related party	8	10
Telecom Italia Sparkle S.p.A. (a)	Voice – Wholesale	Other related party	15	7
Telecom Italia S.p.A. (a)	Voice – Wholesale	Indirect parent company	2	2
Latin American Nautilus Argentina S.A. (a)	Voice – Wholesale	Other related party	4	—
Caja de Seguros S.A. (a) (b)	Equipment	Other related party	177	106
Caja de Seguros S.A. (a) (b)	Voice – Retail	Other related party	43	29

Total services rendered			249	154

Services received
Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(67)	(52)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security	Other related party	(28)	(23)
Grupo Italtel (a)	Maintenance. materials and supplies	Other related party	(22)	(20)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(25)	(14)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(4)	(11)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(11)	(9)
TIM Participacoes S.A. (a)	Roaming	Other related party	(18)	(7)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(5)	(4)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance		(4)	(4)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(3)	(3)

Total services received			(187)	(140)

Purchases of PP&E
Grupo Italtel (a)		Other related party	62	40

Total purchases of PP&E			62	40

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.
(c)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Telecom Argentina’s Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Law No. 26,831.

e) Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $40 and $30 for the six-month periods ended June 30, 2014 and 2013, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
Salaries (*)	7	7	17	14
Variable compensation (*)	4	4	9	8
Social security contributions	3	3	7	5
Termination benefits	—	3	7	3

	14	17	40	30

(*)	Gross compensation. Social security and income tax retentions are in charge of the employee.

As of June 30, 2014 and December 31, 2013, an amount of $11 and $25 remained unpaid, respectively.

As of June 30, 2014 and 2013, Nortel has recorded $2 liabilities, respectively, for the fees of its Board of Directors members. The members and alternate members of the Board of Directors do not hold executive positions in Nortel.

NORTEL INVERSORA S.A

NOTE 6 –	COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a) Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $4,918 as of June 30, 2014 (of which $1,891 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b) Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2014, the Telecom Group has recorded provisions in an aggregate amount of $1,406 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,321 included under provisions) and certain amounts deposited in the Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2014, these restricted funds totaled $44 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December 31, 2013	Additions				Decreases		Balances as of June 30, 2014
		Capital		Interest (ii)	Reclassi- fications	Classified to liability	Payments
Current
Provision for civil and commercial proceedings	133	—		—	(17)	(47)	(7)	62
Provision for labor claims	44	—		—	34	—	(36)	42
Provision for regulatory, tax and other matters claims	47	—		—	23	—	(9)	61

Total current provisions	224	—		—	40	(47)	(52)	165

Non-current
Provision for civil and commercial proceedings	139	24		17	17	—	—	197
Provision for labor claims	263	10		25	(34)	—	—	264
Provision for regulatory, tax and other matters claims	525	57		24	(23)	—	—	583
Asset retirement obligations	106	2		4	—	—	—	112

Total non-current provisions	1,033	93	(i)	70	(40)	—	—	1,156

Total provisions	1,257	93		70	—	(47)	(52)	1,321

	Balances as of December 31, 2012	Additions (reversals)				Decreases		Balances as of June 30, 2013
		Capital		Interest (ii)	Reclassi- fications	Classified to liability	Payments
Current
Provision for civil and commercial proceedings	33	—		—	49	—	(3)	79
Provision for labor claims	32	—		—	14	—	(15)	31
Restructuring	54	(8	)(iv)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	15	—		—	42	—	(10)	47

Total current provisions	134	(8)		—	105	(46)	(28)	157

Non-current
Provision for civil and commercial proceedings	145	33		5	(49)	—	—	134
Provision for labor claims	255	16		10	(14)	—	—	267
Provision for regulatory, tax and other matters claims	432	48		24	(42)	—	—	462
Asset retirement obligations	75	—		4	—	—	—	79

Total non-current provisions	907	97	(iii)	43	(105)	—	—	942

Total provisions	1,041	89		43	—	(46)	(28)	1,099

(i)	102 included in Provisions, 2 included in currency translation adjustment and a recovery of (11) for Personal’s obligations prescriptions included in Other income.
(ii)	Included in Finance costs, in the line Interest on provisions.
(iii)	Included in Provisions.
(iv)	The restructuring plan was implemented during 4Q12 and concluded in 2Q13.

NORTEL INVERSORA S.A

NOTE 7 –	EQUITY

Equity includes:

	June 30, 2014	December 31, 2013
Equity attributable to Nortel (Controlling Company)	7,354	6,603
Equity attributable to non-controlling interest	5,894	5,499

Total equity (*)	13,248	12,102

(*)	Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” Preferred Shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

Telecom Argentina’s treasury shares acquisition

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Telecom Argentina’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of June 30, 2014.

As of June 30, 2014, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

On April 30, 2014 the Telecom Argentina’s Treasury Shares Acquisition Program, approved by the Telecom Argentina’s Board of Directors Meeting held on May 22, 2013, was concluded. The Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion of the CNV regarding if Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

NOTE 8 –	RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel has already reached the maximum amount of its Legal Reserve according to LSC provisions.

NOTE 9 –	SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2014:
March 31	7,466	2,108	1,373	(28)	905	493
June 30	8,119	2,001	1,235	190	926	506

	15,585	4,109	2,608	162	1,831	999

Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353
September 30	7,114	1,922	1,195	161	876	470
December 31	7,460	2,007	1,252	141	865	461

	27,287	7,546	4,500	516	3,209	1,720

NORTEL INVERSORA S.A

NOTE 10 –	RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2014 FOR THE TELECOM GROUP

1. Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published approving the “Telecommunication service quality regulation”, which establishes, among others, exigent quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3,797/13 was published on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

As of the date of issuance of these consolidated financial statements, Telecom Argentina and Personal continue analyzing the operational aspects required by the new regulations as well as its regulatory and economic impact and applicable actions to be taken. However, pursuant to the provisions of CNC Resolution No. 3,797/13, Telecom Argentina and Personal have complied with the presentation of the “Technical Reports” (detailed technical specifications of the measurement process) and have also made their presentations providing the required information pursuant to the provisions of SC Resolution No. 5/13. Notwithstanding this, and as the enforcement of this Resolution is subject to compliance with specific items for implementation with prior approval of the CNC, Telecom Argentina and Personal have made the relevant legal reserves in each of their presentations.

2. Changes in the pricing method of mobile services and the information requirements on the commercial conditions of mobile services plans

SC Resolution No. 26/13 issued on December 17, 2013 changed the pricing method of calls originating on mobile services and the mechanism for informing the CNC of the commercial conditions of existing plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will comprise a fixed value corresponding to the Initial Communication Block (including up to the first 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

As of the date of issuance of these consolidated financial statements, Personal has made the necessary implementations to comply with the new provisions. Also, the CNC has initiated audits designed to verify the compliance of Personal with the implementation of the new pricing method, according to which has initiated some sanctioning processes in which Personal have already filed its defense, which are in progress.

3. Information Disclosure of Mobile Communication Services

On June 11, 2014, Joint Resolution No. 29 of the SC and No. 81 of the Secretary of Commerce was published in the Official Bulletin, establishing new rules concerning the information that mobile communication services providers must disclose to consumers, regularly and free of charge. The Resolution became effective at the end of July, 2014.

As of the date of issuance of these consolidated financial statements, Personal was making certain necessary developments in its systems, in order to allow for the implementation of the new rules. However, Personal has also made a filing before the Regulatory Authorities (SC and Secretary of Commerce) expressing that certain aspects contained in the Resolution require further clarification before its implementation. In addition, Personal has attended meetings with the applicable Regulatory Authorities, as a result of which on July 22, 2014 it submitted its timetable for the implementation of the above mentioned rules before the CNC.

4. Spectrum

•	Decree No. 671/14

Decree No. 671, published in the Official Bulletin on May 14, 2014, superseded Sections 2nd and 3rd of Decree No. 2,426 issued on December 13, 2012, which provided that the remaining spectrum in 850 MHz and in 1,900 MHz be assigned to the state-owned operator ARSAT. Such remaining spectrum had been subject to a public auction called by Resolution SC No. 57/11, which later became ineffective for reasons of opportunity, merit and convenience.

The above mentioned Decree also readjusts the previous assignments of the new spectrum bands, instructing the SC to implement the applicable measures to assign both 108 MHz of the bands contained between 698-806 MHz, and 120 MHz between the 1,710-1,770 and 2,110-2,170 MHz bands “exclusively to the Land Mobile Service”.

NORTEL INVERSORA S.A

In addition, the above mentioned Decree instructs the SC to call a public auction for this new spectrum, in addition to the remaining spectrum in the 850 and 1,900 MHz bands mentioned above (band 1,900: 30 MHz in the North Area and AMBA; 35 MHz in the South Area, and band 850: 7.5 MHz in AMBA).

•	Resolution SC No. 17/14

Resolution SC No. 17, published in the Official Bulletin on May 16, 2014, assigns 120 MHz of the 1,710-1,770 MHz and 2,110-2,170 MHz bands to the Land Mobile Service, leaving previous assignments without effect.

In addition, Resolution SC No. 17 ratifies the suspension, in effect since 2001, to make new assignments of frequencies in the band segments next to those, from 1,770-850 MHz and from 2,170-2,200 MHz.

The above mentioned Resolution also provides that systems which are currently operating by other operators in the newly assigned bands must migrate within a two year period, for which purpose they must contact the applicable Regulatory Authority, within 60 days of the publication of such Resolution, to coordinate their systems’ migration.

•	Resolution SC No. 18/14

Resolution SC No. 18, published in the Official Bulletin on May 19, 2014, assigns 108 MHz of the 698 to 806 band to the Land Mobile Service, leaving previous assignments (broadcasting and fixed systems) without effect.

In addition, this Resolution, as well as Resolution No. 17/14 referred to above, provides that systems which are currently operated by other operators in the above mentioned band must migrate within a two year period, for which purpose they must contact the applicable Regulatory Authority, within 60 days of the publication of this Resolution, to coordinate their systems’ migration.

•	Resolution SC No. 37/14

Resolution SC No. 37, published in the Official Bulletin on July 7, 2014, approved the General Regulations for the Advanced Mobile Communications Service (SCMA), which defines such service as: “telecommunications wireless service which, by the use of digital access technology, supports low and high user’s mobility, high rates of data transfer, interoperability with other fixed and mobile networks, with capacity for international roaming and oriented to the switch of packages that allow the use of a broad range of applications, including those based on multimedia content”.

The SCMA shall be provided by using the 698 to 806 MHz band (108 MHz) and the 1,710 to 1,770 MHz and 2,110 to 2,170 MHz bands (120 MHz). A 60 MHz limit of maximum spectrum for each provider is set forth and all the national territory is considered as a sole Area of Use of this service.

The network technology and architecture shall be freely chosen by each provider. However, certain minimum parameters are set forth, such us supporting bandwidth channels of 10, 15 and 20 MHz, and reaching theoretical high peak speeds of 100 and 50 Mbps, for the descending and ascending connections respectively, for a 20 MHz channel (equivalent, in this condition, to spectral efficiencies of 5 and 2.5 bps/MHz, respectively, for each direction of transmission). It also sets forth minimum speeds of 14Mbps for the descending connections and 6Mbps for the ascending connections.

The SCMA shall be subject to the rules set forth in these Regulations, the List of Conditions issued for the frequency bands auctions to be used for the provision of this service and the regulations to be approved to such effect.

•	Resolution SC No. 38/14

Resolution SC No. 38, published on the Official Bulletin on July 7, 2014, provided that: (i) call a public auction for the assignment of the remaining frequencies of the Personal Communications Service (PCS) and of the Mobile Cellular Radiocommunications Service (SRMC), as well as the new spectrum for the Advanced Mobile Communications Service (SCMA) recently created and (ii) approve the List of Conditions to auction simultaneously all of the remaining spectrum of the 850 and 1,900 MHz bands, and the 698 to 806 MHz bands, plus 90 MHz of the 1,710/1,770 – 2,110/2,170 MHz bands for the SCMA service (leaving outside of the auction and available for future use, 30 MHz corresponding to the 1,755-1,770 and 2,155-2,170 sub-band), complying with the applicable spectrum maximums (50 MHz for SRCM + PCS and 60 MHz for SCMA).

NORTEL INVERSORA S.A

The above mentioned List of Conditions set forth the general principles and conditions of the auction, the applicable rules, the auction timetable, the List of Conditions purchase price ($200,000 pesos), the economic capacity ( Equity of $1,500) and conditions of the offerors (they shall be telecommunications licensees), the economic-financial and technical documentation to be submitted for the prequalification, the coverage compliance obligations of the successful bidders, the base values of the frequency bands to be auctioned, and the procedures and formalities of the public auction.

The List of Conditions organizes the aggregate of the spectrum to be auctioned in 10 Lots:

-	The first one, to be auctioned exclusively among entering operators who qualify for the public auction, shall be comprised of 20 MHz in the 1,900 MHz band for each of the three Regions, plus 20 MHz in the 700 MHz band and other 20 MHz in the 1,700/2,100 MHz band.

-	Another six lots shall be comprised by spectrum segments in the 850 and 1,900 MHz bands, which would allow two of the current mobile operators (Claro and Personal), if they become successful bidders, to complete their respective spectrum limits – taking into account that Movistar has already reached its limit- in each of the Regions of operation of the SRMC and PCS services: Personal could acquire up to 5 MHz in the North Area, up to 7.5 MHz in the AMBA and up to 10 MHz in the South Area, while Claro could acquire up to 5 MHz in the North Area, up to 10 MHz in AMBA and up to 5 MHz in the South Area.

-	And three final lots, comprised, each one, by combinations of segments of 20 or 30 MHz of new spectrum in the 700 and 1,700/2,100 MHz. bands (creating two lots of 50 MHz and the last one of 40 MHz., respectively).

The MHz base price for the bandwidth to be auctioned shall be fixed in U.S dollars, as detailed below:

BAND	MHZ	BASE	PRICE
	(in U$S millions)
SCMA (700 MHz)		9.87
SCMA (1.7/2.1 GHz)		9.44
SRMC		6.00
PCS Area I		1.00
PCS Area II		4.40
PCS Area III		0.60

The selection procedure for the best economic offer shall consist of an auction of each of the lots.

The authorizations for the use of the frequencies subject to the public auction shall be granted for a fifteen (15) year period starting on the date on which the administrative act of choosing a bidder is notified. Once such period ends, the SC may extend it if expressly required by the successful bidder (which extension shall be subject to the price and conditions to be determined by the SC).

The List of Conditions provide for certain coverage obligations to be reached within a five year period (places of up to 500 habitants throughout the country and almost all the corridors of relevant federal and provincial roads, setting forth various intermediate stages for complying with such unfolding). It also imposes certain obligations of domestic roaming (which are not taken into account for the calculation of the coverage obligations) and of sharing of passive infrastructure with the Entering Operators (in up to 50% of the sites that the latter must unfold). In addition, as consideration for the acquisition of even only one of the six lots corresponding to the SCRM or PCS services, the current mobile operators must guarantee that all their sites provide broad band of at least 1Mbps (descending), at the end of the fifth year.

5. Universal Service

Telecom Argentina

On March 19, 2014 the CNC notified Telecom Argentina of an accusation in connection with an alleged breach of Resolution No. 2,516/13 (and its amendment Resolution No. 3,998/13) stating that Telecom Argentina had omitted to submit the SU calculations corresponding to the period January 2001 – June 2007 and ordering Telecom Argentina to submit such calculations and, if applicable, to make the corresponding payments.

As of the date of issuance of these consolidated financial statements, Telecom Argentina has filed its complaint against this imputation disclosing the defense arguments supporting its right and for which corresponds to the CNC rescind the accusation extended to Telecom Argentina in relation to the mentioned regulation.

NORTEL INVERSORA S.A

Personal

On April 9, 2014 Personal filed, pursuant to the SC’s request, a new adaptation of the Project filed in connection with Resolution No. 9/11. This new filing consists only of additional detailed information about the Project’s scope.

6. Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each of the latter. In several cases the penalties imposed during 2013 had twice the economic value of the penalties imposed to Telecom Argentina in previous periods for the same alleged offences and such tendency continues during the first semester of 2014.

As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, sanctions and penalties received in 1H14 vs. 1H13 (measured in terms of alleged violations) increased 203% and 259%, respectively. Likewise, losses recorded during the six-month period ended on June 30, 2014 for contingencies of regulatory nature in Telecom Argentina have significantly increased, reaching an amount of $50 (vs. $27 in 1H13 or +85%), which is included in item “Provisions” in the Income Statement. In determining the provisions for regulatory sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, has determined the likelihood of such sanctions being imposed, the amount thereof based on historical information and contemplating various probable scenarios of prescription of sanctions and penalties received and the results of legal actions that Telecom Argentina has undertaken to demonstrate the disproportionate penalties imposed by the Regulatory Authority.

7. Profit Sharing Bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica de Argentina S.A. and Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

Legal action’s statute of limitations criteria: Supreme Court Verdict “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

After the Argentine Supreme Court’s verdict in the case “Domínguez c/ Telefónica de Argentina S.A.” and until the date of issuance of these financial statements, only two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court in its verdict. On March 7, 2014, Chamber I, in the case “Cufre, Pedro c/ Telecom”, following the doctrine that derives from the Argentine Supreme Court’s verdict, acknowledged that the statute of limitations must be applied periodically – as of the time of each balance sheet –. However, it has limited the statute of limitations period to five years, applying statute of limitations rules specifically applicable to periodic obligations.

On April 15, 2014, Chamber III in the case “Luna, Tadeo c/ Telecom” ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92, therefore upholding the interpretation Chamber III had prior to the Argentine Supreme Court’s verdict.

As of the date of issuance of these consolidated financial statements, the chambers of the Civil and Commercial Proceeding Court do not seem to hold a uniform interpretation of the Argentine Supreme Court’s verdict in the case “Dominguez c/ Telefónica”, therefore not allowing to accurately assess the effect that the Argentine Supreme Court’s verdict would eventually have over the financial condition and results of operations of Telecom Argentina.

NORTEL INVERSORA S.A

Criteria for determining the relevant profit for compensation calculation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Federal Proceedings Court issued a verdict in plenary session in the case “Parota, Cesar c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A. In its verdict the court ruled: “that the determination of the credit corresponding to the former employees of Telefónica de Argentina S.A. as a result of the profit sharing bonuses shall be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of the date of issuance of these consolidated financial statements, the effect of the above referred ruling on the cases in which Telecom Argentina is a party cannot be determined, since it will depend on the interpretation to be made by each chamber of the Court as to which accounting items must be considered in those cases in which Telecom Argentina is a party.

8. Sales representative claims

During 1Q14, two former sales representatives of Personal brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, value of customers lists and lost profit. Personal believes, based on the assistance of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts. As of the date of issuance of these consolidated financial statements, the mentioned legal actions are on discovery phase and with expert opinions in preparation. Personal’s Management, based on the assistance of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, and wouldn’t have a negative impact on Personal results and financial statements.

9. Interest Rate at the Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the cases under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate applicable to free use of funds personal loans of the National Bank of Argentina for a 49 to 60 month term (currently 3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (currently 2.055% per month). Therefore, this new agreement represents an increase in the interest rate, which Telecom Argentina has reflected in its assessment of the provisions for pending labor claims. Although this Court’s decision is not compulsory for lower Courts, an additional risk exists since the Courts might intend to apply such rate retroactively to labor credits not yet acknowledged by a Court sentence.

Telecom Group’s Management, with the advice of its legal counsels, considers that there are solid legal arguments to argue against the retroactive application of this new rate. As of the date of issuance of these consolidated financial statements, the result deriving from this decision of the Court of Appeals is not clear, until the lower Courts issue future opinions making their positions clear. Nevertheless, should a disadvantageous resolution prevail, we estimate that it shall not have a significant impact on the Group’s financial position and results of operations.

10. Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers in the market a wide range of telecommunications services, including, among others, those referred to as SVA, which provide additional functionality to the basic services of voice transmission through a telecommunications network.

Certain judicial developments took place during the 2Q14 in connection with the VAS, referred to the provision of streaming services, known as video on demand, and also a Supreme Court of Justice opinion relating to the marketing of a service called Superpack.

NORTEL INVERSORA S.A

•	Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

In 2012 a lower Court decided to consider the case “abstract” and to terminate the injunction. However, on February 18, 2014, the Court of Appeals overruled such decision, and the judge must now make a decision on the appeals filed against the injunction, which were still pending.

On June 16, 2014 Telecom Argentina filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services has repealed the former law, under which the injunction had been ordered. Subsidiarily, Telecom Argentina has also requested that the injunction be adjusted between the limits of the new law, thus removing from it the VAS, Internet and/or video on demand services.

Products marketed by the Telecom Group that could be affected by this claim are those called “Arnet Play” and “Personal Video”, which revenues during the six-month period ended on June 30, 2014, amounted to approximately $17 and $86, respectively.

•	Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction had been ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285.

Subsequently, such injunction was extended to the marketing of the service called Superpack (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer), which was suspended by an appeal filed by Telecom Argentina before the Supreme Court of Justice. However, on June 3, 2014, the Supreme Court rejected such appeal because it did not refer yet to a final decision on the substantial issue that must be resolved by such Court. According to this, Telecom Argentina suspended the marketing of the above referred joint offer with DirecTV from June 4, 2014, as a prudential measure. The suspension of this joint offer only meant to the Group a decrease in commissions revenues for new subscribers that our network marketed in favor of DirecTV, and a decrease in costs from commissions conceded to DirecTV for subscribers that the latter captured for the Telecom Group, which were not relevant during the six-month period ended June 30, 2014.

On June 10, 2014, Telecom Argentina claimed to the Courts that the substantial issues under the claim have become “abstract” and the injunctions have become ineffective as a result of the new Law No. 26,522 of Audiovisual Communication Services – which repealed the former law under which the injunction had been ordered.

Although Telecom Argentina’s Management, with the advice of its legal counsels, believes that there are solid legal arguments to continue providing the VAS discussed in these procedures, as of the date of issuance of these consolidated financial statements, we cannot assure the final result of these claims.

11. New Law of Promotion of Registered Labor and Prevention of Labor Fraud

On June 2, 2014, Law No. 26,940 of Promotion of Registered Labor and Prevention of Labor Fraud was published in the Official Bulletin. This new Law, among other issues, creates a Public Registry of Employers with Labor Penalties (the “Registry”) and defines a range of labor and social security offenses pursuant to which an employer is to be included in such Registry.

The employers included in the Registry shall be subject to various kinds of penalties, such as: not being allowed to participate in public programs, benefits or subsidies, not having access to public banks credits, not being allowed to enter into agreements or receive authorizations to use state owned assets, or not being authorized by the Government to provide public services nor granted licenses. In addition, those employers who commit the same offence pursuant to which they were included in the Registry within three years of the penalty will not be allowed to deduct their labor costs from the income tax, as long as they remain included in the Registry.

NORTEL INVERSORA S.A

To become effective, the new Law must be regulated by the Executive Branch of the Argentine Government. As a result, as of the date of issuance of these consolidated financial statements, we cannot estimate the relevance of the economic-financial impact that this new rule will have on the companies located in Argentina.

12. Salary agreements

In June 2014 Telecom Argentina concluded the salary negotiation process with various telecommunications unions for the period July 2014 – June 2015. Pursuant to the agreement reached, the unionized employees will receive in two installments, July 2014 and January 2015, different fixed amounts per category, representing an average annual raise of 30%. The increase corresponding to the first installment will be approximately 18.5% and will affect in approximately $265 million Telecom Argentina’s operating results for the second semester of 2014 (amount which includes the social security expenses related to the agreed salary increase).

13. Information on the demerger of Telco S.p.A

As informed by Telecom Italia S.p.A. – hereinafter “TI” – in its latest Form 20-F, the Italian company Telco S.p.A is one of its main shareholders, with a participation of the 22.4% of the voting shares of TI – company that indirectly controls Telecom Argentina S.A. –.

On June 26, 2014 Telco S.p.A issued a press release calling a General Extraordinary Shareholders’ Meeting, to be held on July 9, 2014, in order to consider its own demerger, pursuant to the right of its shareholders, Assicurazioni Generali S.p.A., Mediobanca S.p.A. and Intesa SanPaolo S.p.A., to require such demerger, which closing is subject to obtaining the corresponding authorizations from the applicable authorities.

The relevant portion of the press release issued by Telco S.p.A is follows:

“(…). The Board also acknowledged receipt of the notices received from shareholders Assicurazioni Generali S.p.A. (also in the name and on behalf of the Telco S.p.A shareholders which are also Generali group companies), Mediobanca S.p.A. and Intesa Sanpaolo S.p.A. on June 16, 2014, stating their intention to exercise their right to request the demerger of Telco S.p.A under the terms of the shareholders’ agreement. The Board also unanimously approved the proposed partial demerger of the company (the “Demerger”) as a result of which four newly-incorporated beneficiary companies, 100%-owned by each shareholder, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco S.p.A (equal to 22.4% of Telecom Italia’s ordinary share capital), as follows: 14.77% to the newco owned by Telefónica, 4.32% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.

As part of the Demerger, Telco will also repay all its bank debt outstanding (€660 million as of April 30, 2014) and the bond issue subscribed to by its shareholders (€1,750 million nominal value, plus €70 million in interest accrued to April 30, 2014), plus the interest that will accrue until the repayment date, via funds to derive from a shareholders’ loan to Telco S.p.A, which will be disbursed pro rata to the shareholders’ investment in the company immediately prior to the execution of the Demerger. With the Demerger, then, each newco will be allocated the respective share of the shareholders’ loan as well as the relevant Telecom Italia stake.

Completion of the Demerger is subject to the requisite clearances from the following authorities: Conselho Administrativo de Defesa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority);Comisión Nacional de Defensa de la Competencia “CNDC” (Argentinean antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

Telco S.p.A will continue to exist with a minimal share capital and with no Telecom Italia shares held, in order to deal with the remaining assets and liabilities on the balance sheet. The company will then be placed in liquidation once this phase is complete.

The Telco S.p.A demerger will also be submitted to the approval of shareholders in the extraordinary general meeting called to take place on July 9th.

As of the date on which the Demerger becomes effective, every effect of the shareholders’ agreement in force between the shareholders of Telco S.p.A shall cease to be effective.

Milan, June 26, 2014.”

NORTEL INVERSORA S.A

Following up on the above information, on July 9, 2014 Telco S.p.A. issued a new press release, informing that the General Extraordinary Shareholders’ Meeting held on such date “approved the proposed partial demerger of Telco S.p.A, as already approved by the Board of Directors and disclosed on June 26, 2014, the completion of which is subject to the requisite clearances from CADE, Anatel, CNDC and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS.”

14. Financial transactions to mitigate foreign exchange risk

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during 1H14 (+25%), and due to the existence of commercial commitments denominated in US Dollars as of June 30, 2014 Personal entered into several NDF agreements during 1H14 to purchase a total amount of US$ 136 million (of which US$ 131 million matured between March and June 2014 and the remaining US$ 5 million will mature between November 2014 and March 2015). The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency.

Personal Management has classified those agreements as effective cash flow hedges and has assessed the documentation requirements, the qualitative and quantitative effectiveness assessment and the possibility to designate partial hedges, as permitted by IFRS 9. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF (net loss of approximately $6) have also been recognized in the Income Statements, within Finance income and expenses – NDF. Personal recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of June 30, 2014, Personal has a $0.4 million balance included in current Accounts Payables related to the US$ 5 million NDF remaining to such date.

Also, in order to mitigate the currency risk Personal acquired in 1H14 Government bonds denominated in U.S. dollars (Boden 15 and Bonar 2017), at a cost of $771, with an annual interest rate of 7%, also in U.S. dollars. Foreign exchange differences generated by the purchase of these government bonds were recognized in “Foreign currency exchange losses”.

15. Sale of the equity interest in Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned amount, equivalent to $0.2, generating a gain of $0.4 for the reversal of the amount included in “Currency translation adjustments”.

Accounting treatment

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” as of December 31, 2013. This asset was valued at the lower amount between the booked value and the fair value less costs of sale. The results were presented as results in discontinuation as of June 30, 2013. Assets, liabilities, operating expenses and cash flows considered by Personal accounts related to Springville, are not material, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of Personal. Below are detailed information on the assets, liabilities, net results and cash flows in discontinuation – net of eliminations – related to Springville that were consolidated as of December 31, 2013 and June 30, 2013:

Assets and liabilities – discontinued operations

The Statement of Financial Position as of December 31, 2013 includes the following Springville’s assets and liabilities consolidated to such date:

As of December 31, 2013
(in thousands of pesos )
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433

Total current assets	436

Impairment of assets available for sale	(250)

TOTAL ASSETS – DISCONTINUED OPERATIONS	186

NORTEL INVERSORA S.A

As of December 31, 2013
(in thousands of pesos)
LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57

Total current liabilities	200

TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

Net results – discontinued operations

The Income Statement and the Statement of Comprehensive Income for the six-month period ended June 30, 2013 include the following Springville results consolidated to such date:

Income statements

Six-month period ended June 30, 2013
(in thousands of pesos)
Fees for services	(9)
Rental and maintenance expenses	(138)
Taxes	(1)
Energy, water and others	(11)

Operating losses	(159)
Finance income – Exchange differences	3
Finance expenses – Exchange differences	(8)

Losses before income tax expense	(164)
Income tax expense	(2)

Net losses – discontinued operations	(166)

Currency translation adjustments (non-taxable)	24

Total comprehensive income – discontinued operations	(142)

Cash Flows – discontinued operations

The Statement of Cash Flows for the six-month period ended June 30, 2013 includes the following Springville’s cash flows consolidated to such date:

Six-month period ended June 30, 2013
(in thousands of pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash flows used in operating activities	(65)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	3

DECREASE IN CASH AND CASH EQUIVALENTS	(62)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	15

16. Conversion of Class “C” shares

Pursuant to the authorization approved by the General Ordinary and Extraordinary and Special Class “C” Shares Meetings of Telecom Argentina held on December 15, 2011 and following the request of individual holders, on June 12, 2014, 656 Class “C” shares were converted, in an eight tranche, into an equal number of Class “B” shares. As of the date of issuance of these financial statements, conversion is pending for 266,782 Class “C” shares.

17. Organization of a New Company for the Provision of Mobile Financial Services

Núcleo’s Board of Directors, at its meeting held on May 5, 2014, approved the organization of a new company for the provision of Mobile Financial Services in Paraguay. This company will be supervised by the Central Bank of the Republic of Paraguay. The bylaw of the new company, named “Personal Envíos S.A.”, was granted on July 24, 2014. As of the date of issuance of these consolidated financial statements, the registration of the new company in the corresponding Public Registers is still pending. The capital stock of this new company is 3,000 million of Guaraníes (equivalent to approximately $5.5), distributed as follows: Núcleo 97%, whose contribution will be in kind (transaction system), Personal 2% and ABC Telecomunicaciones 1%.

As of the date of issuance of these consolidated financial statements, there have been no capital contributions. Nucleo’s Management expects to complete the transactions registration in the third quarter of this year, during which the new company would start operating.

Patrizio Graziani

Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 11

City of Buenos Aires

Tax Code No.: 30-64389741-1

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of June 30, 2014, consolidated statements of income and of comprehensive income for the three and six-month periods ended June 30, 2014, the consolidated statements of changes in equity and of cash flows for the six-month period ended June 30, 2014 and selected explanatory notes.

The balances and other information for the fiscal year 2013 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34). Our responsibility is to express a conclusion based on the review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we will get to know all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Nortel Inversora S.A., that:

a)	The condensed interim consolidated financial statements of Nortel Inversora S.A. are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)	We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	As of June 30, 2014, the debt of Nortel Inversora S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 113,349.01 and was not claimable at that date.

City of Buenos Aires, July 29, 2014

PRICE WATERHOUSE & CO. S.R.L.

Dr. Carlos A. Pace (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos A. Pace Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 150 F° 106

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 28, 2014	By:	/s/ María Blanco Salgado
Name: Maria Blanco Salgado
Title: Officer in Charge of Market Relations